


11005404

SUPPL 83-2

SEC
Mail Processing
Section

DEC 2 3 2010

Washington, DC
122

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 September 2010
(Unaudited)

Asian Development Bank

CONTENTS

30 September 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS

Management's Discussion and Analysis

I. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts financial resources through ordinary capital resources (OCR) and Special Funds. The Charter requires that each funding resource be kept separate from the others. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. Ordinary Capital Resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of financial reporting

Statutory Reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory basis."

ADB has elected not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value and recognize the changes in the fair value of derivative instruments for the period as part of net income. Although most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries.

Effective 1 January 2008, ADB elected to implement the provisions of *Fair Value Option* on a selective basis. ADB fair values all borrowings that are swapped, which includes all hybrid borrowings that are fair valued in accordance with *Fair Value Election for Hybrid Financial Instruments*. Applying *Fair Value Option* selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of *Derivatives and Hedging* in 2001. This application partially reduces the artificial

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2009. ADB undertakes no obligation to update any forward-looking statements made in such documents.

volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments. ADB continues to report its loans at amortized cost and reports most of its investments (except short term instruments that are recorded at cost) at fair value. In conjunction with this change, ADB also implemented ASC 820 *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings.

Management Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, management believes that the statutory income may not fully reflect the overall economic value of ADB's financial position. Accordingly, ADB also reports "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. Operating income is used as key measures to manage financial position. Operating income has been used as the preliminary measure for financial management decisions and monitoring key financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted a very conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the periodic unrealized gains and losses reported under statutory basis will eventually converge with the net cash income/expenses ADB recognizes over the life of the transaction.

The Management Reporting Balance Sheet reconciled from the statutory reporting for the period ended 30 September 2010 can be found in Appendix 1.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower compared with the same period last year as a result of the decrease in interest rates, specifically US dollar and Japanese yen 6-month LIBOR. The increase in return on earning assets reflects the increase in net income and operating income compared to the previous year. Please refer to the Overall Financial Results section for discussion on revenue and expenses.

Table 1: Selected Financial Data
(Amounts in $ million)

	30 September 2010	30 September 2009	31 December 2009
Operational Highlights			
Loan and Guarantees Approved	4,465	6,026	11,417
Gross Loan Dibursements	3,702	3,737	7,898
Net Loan Disbursements[a]	2,063	2,447	6,007
Statutory Reporting Basis			
Net Income (Loss)	472	(286)	(28)
Return on Earning Assets (%)	0.95	(0.35)	(0.05)
Return on Loans (%)	1.54	2.85	2.67
Return on Investments (%)	2.20	2.96	2.93
Cost of Borrowings (%)	1.71	3.68	2.91
Management Reporting Basis			
Operating Income[b]	435	293	420
Return on Earning Assets (%)	0.90	0.72	0.77
Return on Loans (%)	1.58	2.78	2.55
Return on Investments (%)	2.24	2.95	2.87
Cost of Borrowings (%)	0.82	2.09	1.83

( ) = negative.
Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Includes gross loan disbursements less principal repayments and prepayments.
[b] Starting September 2009, management reporting income is defined as the operating income (footnote 1).

C. *Overall Financial Results*

Net Income (Loss). Table 2 presents the overall financial results for the nine months ended 30 September 2010. Net income for the period was $472.1 million compared to net loss of $286.2 million for the same period in 2009. The increase in net income is primarily due to an increase of $142.0 million in operating income and an increase of $616.3 million in net unrealized gains and losses, driven by the favorable change in the fair value of derivative instruments.

Operating Income. Operating income[1] for the nine months ended 30 September 2010 was $434.9 million compared to $292.9 million for the same period in 2009. The increase in operating income was predominantly due to the following:

- $69.9 million increase in income from equity investments;
- $158.1 million decrease in provision for losses which is mainly attributed to the decrease in provisions by $82.0 million ($39.7 million – 2010; $121.6 million – 2009) and the increase in write backs of $76.1 million ($80.5 million – 2010; $4.4 million – 2009); and
- $325.2 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared to the same period in 2009; offset by
- $256.4 million decrease in overall loan income, mainly due to decrease in interest income brought about by the declining interest rate environment;

[1] Operating income is defined as statutory net income before unrealized gains/losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains/losses from equity investment accounted under equity method.

- $68.2 million decrease in investment income resulting mainly from decrease in interest income associated with lower returns on the investments portfolio; and

- $92.0 million increase in administrative expenses allocated to OCR due to the decrease in deferred loan origination cost resulting from adjustments in the estimate of the loan origination costs and planned increase in administrative expenses.

Net unrealized gains of $24.4 million for the nine months ended 30 September 2010 (net unrealized losses of $568.1 million – 2009) are primarily the result of changes in fair value totaling $29.5 million ($565.9 million – 2009) for derivative instruments and selected borrowings that are fair valued.

Table 2: Overall Financial Results for the Nine Months Ended 30 September
($ thousand)

	2010	2009	Increase (Decrease)
Income from loans	**552,309**	**650,619**	**(98,310)**
Interest income	515,062	755,934	(240,872)
Provision for losses	40,860	(117,197)	(158,057)
Others	(3,613)	11,882	(15,495)
Income from investments	**311,211**	**379,368**	**(68,157)**
Interest income	279,950	361,598	(81,648)
Realized gain	31,261	17,770	13,491
Income (Loss) from equity investments (EI)	**63,549**	**(6,332)**	**69,881**
Profit on sale	49,565	820	48,745
Realized losses on proportionate share of income from EI accounted under the equity method	(2,080)	(13,942)	(11,862)
Impairment loss	(1,146)	(11,060)	(9,914)
Dividend income	17,184	17,748	(564)
Others	27	103	(76)
Other income/expenses—net	**21,488**	**16,033**	**5,455**
Borrowings and related expenses	**(294,973)**	**(620,176)**	**(325,203)**
Administrative expenses - OCR	**(218,674)**	**(126,631)**	**92,043**
Operating Income	**434,910**	**292,881**	**142,029**
Net unrealized gains (losses)	**24,370**	**(568,137)**	**592,507**
Net unrealized gains (losses) on proportionate share of income from EI accounted under the equity method	**12,840**	**(10,980)**	**23,820**
Net income (loss)	**472,120**	**(286,236)**	**758,356**

Note: The totals may not sum precisely due to rounding.

Review of Activities. During the period, 30 OCR loans totaling $3.9 billion were approved compared with 34 approvals totaling $6.0 billion for the same period last year. Total disbursements for both periods in 2010 and 2009 totaled $3.7 billion. Of the loan disbursements for the period, 87.5% was for sovereign loans and 12.5% for nonsovereign loans (91.9% and 8.1% – 2009).

As of 30 September 2010, two nonsovereign loans were in arrears and in non-accrual status (three – 31 December 2009). The principal outstanding balance of these loans totaled to $33.0 million ($38.4 million – 31 December 2009), $21.8 million ($19.0 million – 31 December 2009) of which were overdue.

Loan Exposure. As of 30 September 2010, OCR's outstanding loan exposure was $44.3 billion ($41.7 billion – 31 December 2009), after net unamortized loan origination costs and allowance for loan losses, of which $42.1 billion is for sovereign loans and $2.2 billion is for nonsovereign loans.

Investment Position. The OCR investment portfolio after swaps including securities purchased under resale arrangement and accrued interest amounted to $18.7 billion as of 30 September 2010 ($14.4 billion – 31 December 2009). The annualized rate of return on total OCR investments portfolio excluding unrealized gains and losses was 2.2% for the nine months ended 30 September 2010 (3.0% – 2009).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio defaults. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2010, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the ELR, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $165.1 billion as of 30 September 2010. Subscribed capital as of 30 September 2010 is 7,395,895 shares valued at $114.8 billion which consist of $6.3 billion paid-in and $108.5 billion callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

As of 30 September 2010, ADB has received subscriptions from 29 members under the fifth general capital increase (GCI V) totaling $46.4 billion.

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of previous year's net income to reserves and surplus and to the extent feasible, it transfers part of the net income to Special Funds to support development activities in its DMCs.

ADB limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to lending authority defined as the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In addition, ADB limits the gross outstanding borrowings to the

borrowing authority defined as the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 September 2010, ADB's available lending headroom was $81.3 billion ($29.5 billion – 31 December 2009). The $51.8 billion increase mainly resulted from $54.6 billion increase in the lending authority, brought about primarily by: (i) additional subscriptions received from the GCI V ($42.3 billion); and (ii) favorable translation adjustments ($11.8 billion); offset by (iii) the increase in outstanding loans, guarantees, and equity investments ($2.8 billion).

As of 30 September 2010, ADB's available borrowing headroom was $27.7 billion ($5.8 billion – 31 December 2009). The $21.9 billion increase in the headroom mainly resulted from $28.2 billion increase in borrowing authority, brought about mainly by: (i) increase in callable capital from nonborrowing member countries and paid-in-capital received from GCI V ($21.5 billion); and (ii) favorable translation adjustments ($6.0 billion); offset by (iii) increase in total outstanding borrowings after swaps ($6.3 billion).

III. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); and the Asia Pacific Disaster Response Fund (APDRF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

A. Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2010, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.4 billion ($11.8 billion), with new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment became effective on 16 June 2009. As of 30 September 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2.3 billion.

Loan Conversion. As an application of the new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers with the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 30 September 2010, 17 out of 30 ADF borrowing countries have opted for the conversion which are being carried out on the nearest loan service payment date of each loan from the dates the borrowing countries confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the translation adjustments of the loans were

reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position. There were no loan conversions for the nine months ended 30 September 2010 (45 – 2009).

Grant Framework and Hard-term Facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is being reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% (1.60% – 2009). During the nine months ended 30 September 2010, there was one loan approval under this new facility (five – for the year 2009).

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted the policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income is $82.4 million. The principal component of the estimated debt relief costs was recorded as a reduction of the disbursed and outstanding loans on a provisional basis. The accumulated provision for HIPC Debt Relief is reduced as debt relief is provided on the loan service payment dates. As of 30 September 2010, outstanding loans of $2.4 million had been written off under this arrangement.

Contributed Resources. ADF X became effective on 16 June 2009. As of 30 September 2010, $3.6 billion has been committed and made effective, of which $1.7 billion has been received and made available for operational commitments.

In August 2010, ADB's Board of Governors adopted Board Resolution No. 345 to reduce Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2.0 million to $0.4 million. The reduction consisted of the remaining unpaid commitment.

During the period, $754.7 million contributions ($748.5 million – ADF X, and $6.2 million – ADF IX), inclusive of amortized discount due to accelerated note encashments, were received and made available for operational commitment. These were recorded as contributed resources of ADF in 2010.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX and X, amounted to $38.3 billion as of 30 September 2010 ($36.5 billion – 31 December 2009), of which $36.0 billion ($33.6 billion – 31 December 2009) was made available for operational commitments. The $2.3 billion contributions not yet available ($2.9 billion – 31 December 2009) comprises of: (i) unpaid qualified contributions; (ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 30 September 2010 increased to $2.4 billion ($1.7 billion – 31 December 2009).

Review of Activities. During the period, 32 ADF loans totaling $1.4 billion were approved compared with 23 approvals totaling $1.3 billion for the same period last year. Disbursements for the period totaled $1.1 billion, a decrease of 19.8% from $1.4 billion for the same period in 2009.

As of 30 September 2010, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $0.6 billion ($0.6 billion – 31 December 2009), $0.3 billion ($0.3 billion – 31 December 2009) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, 16 grants totaling $0.5 billion (22 grants totaling $0.6 billion – 2009) became effective.

Loan Exposure. As of 30 September 2010, ADF's outstanding loan exposure was $28.7 billion, net of allowance for HIPC Debt Relief of $79.9 million.

Investment Position. The ADF investment portfolio including securities purchased under resale arrangement and accrued interest amounted to $5.8 billion as of 30 September 2010 ($5.7 billion – 31 December 2009). About 36.2% of the portfolio was placed in bank deposits and 63.8% was invested in fixed income securities. The annualized rate of return on total ADF investments portfolio excluding unrealized gains and losses was 1.9% for the nine months ended 30 September 2010 (2.3% – 2009).

B. Technical Assistance Special Fund (TASF)

The Technical Assistance Special Fund was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to allocate 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed Resources. As of 30 September 2010, 27 donors committed a total of $288.5 million to TASF, as part of the ADF X and the fourth regularized replenishment of TASF. Of the total commitment, $135.6 million have been received.

During the period, India and Pakistan made direct voluntary contribution amounting to Rs20.0 million ($0.4 million) and $0.1 million, respectively. In addition, $40.0 million was allocated to TASF as part of OCR's 2009 net income allocation and a total of $0.4 million regularized replenishment was received. As of 30 September 2010, total TASF resources amounted to $1,758.9 million, of which $1,455.7 million was committed, leaving an uncommitted balance of $303.2 million ($322.7 million – 31 December 2009).

Operations. Total TA commitments (approved and effective) during the period amounted to $74.6 million ($65.6 million – 2009), net of $8.4 million ($10.3 million – 2009) write back of undisbursed commitments for completed and cancelled TA projects. Undisbursed commitments for technical assistance increased to $263.8 million as of 30 September 2010 ($258.8 million as of 31 December 2009).

Investment Position. As of 30 September 2010, total TASF investment portfolio, amounted to $370.4 million, compared to $328.1 million balance as of year-end of 2009. Revenue from investments for the nine months ended 30 September 2010 decreased to $1.7 million from $2.0 million for the same period in 2009, due to decrease in average yield.

C. Japan Special Fund (JSF)

The Japan Special Fund was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed Resources. As of 30 September 2010, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $922.2 million of which has been committed, leaving an uncommitted balance of $51.5 million ($67.8 million – 31 December 2009).

Operations. During the period, total TA commitments amounted to $16.2 million ($25.2 million – 2009), net of $7.2 million ($3.6 million – 2009) write back for financially completed and cancelled projects. The undisbursed TA commitments decreased to $82.0 million as of 30 September 2010 ($94.1 million – 31 December 2009).

Investment position. As of 30 September 2010, total JSF investment portfolio amounted to $127.3 million ($158.5 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.3 million from $1.2 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.6 million as of 30 September 2010 will be retained in the ACCSF until the completion of administrative matters.

D. ADB Institute Special Fund (ADBISF)

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2010, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $5.6 million.

E. Asian Tsunami Fund (ATF)

The Asian Tsunami Fund was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004.

Contributed Resources. As of 30 September 2010, total resources of the fund amounted to $586.9 million, $583.4 million of which has been committed, leaving an uncommitted balance of $3.5 million ($4.5 million – 31 December 2009).

Operations. There were no technical assistance or grants approved or made effective during the period. The balance of undisbursed commitments as of 30 September 2010 amounted to $58.7 million, compared with $116.8 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of ATF amounted to $43.5 million ($97.9 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $1.1 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

F. Pakistan Earthquake Fund (PEF)

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

Contributed Resources. As of 30 September 2010, total resources of the fund amounted to $145.0 million, $141.4 million of which has been committed, leaving an uncommitted balance of $3.6 million ($3.3 million – of 31 December 2009).

Operations. There were no technical assistance or grants approved or made effective during the period. The balance of undisbursed commitments as of 30 September 2010 amounted to $36.9 million, compared with $49.4 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of PEF amounted to $25.2 million ($49.2 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 amounted to $0.9 million compared with $1.8 million during the same period in 2009 due to the decrease in average volume of investments and decline in average yield.

G. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed Resources. In May 2010, the Board of Governors approved the transfer of $10.0 million from the 2009 OCR allocable net income. As of 30 September 2010, total resources of the fund amounted to $53.0 million, $39.5 million of which has been committed, leaving an uncommitted balance of $13.5 million ($12.5 million – 31 December 2009).

Operations. During the period, nine technical assistance (TA) and one supplementary TA approval totaling $8.9 million became effective (nine TA and one supplementary TA approval totaling $9.3 million – 2009). The balance of undisbursed commitments as of 30 September 2010 amounted to $28.2 million, compared with $23.1 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of RCIF amounted to $38.5 million ($34.9 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $0.3 million for the same period in 2009 due to the decline in average yield.

H. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed Resources. In May 2010, the Board of Governors approved the transfer of $10.0 million from the 2009 OCR allocable net income. As of 30 September 2010, total resources of the fund amounted to $51.0 million, $31.8 million of which has been committed, leaving an uncommitted balance of $19.2 million ($26.7 million – 31 December 2009).

Operations. During the period, nine technical assistance (TA) and grants and two supplementary TA approvals totaling $17.2 million were approved and became effective (13 TA and grants totaling $10.8 million – 2009). The balance of undisbursed commitments as of 30 September 2010 amounted to $27.3 million ($13.0 million – 31 December 2009).

Investment position. As of 30 September 2010, total investment portfolio of the CCF amounted to $44.3 million ($39.2 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $0.2 million for the same period in 2009 due to the decline in average yield.

I. Asia Pacific Disaster Response Fund (APDRF)

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed Resources. The initial fund of $40.0 million was transferred from ATF in May 2009. With accumulated investment income of $0.1 million, total resources of the fund as of 30 September 2010 amounted to $40.1 million, $9.5 million of which has been committed, leaving an uncommitted balance of $30.6 million ($33.1 million – 31 December 2009).

Operations. There was one grant approved and became effective totaling $2.5 million during the period (nil – 2009). As of 30 September 2010, the balance of undisbursed commitments was $8.5 million ($7.0 million – 31 December 2009).

Investment position. As of 30 September 2010, total investment portfolio of the APDRF amounted to $20.1 million ($29.6 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 and 2009 was $0.1 million.

Appendix 1

Condensed Management Reporting Balance Sheets as of 30 September 2010 and 31 December 2009
($ thousand)

	30 September 2010			31 December 2009
	Statutory Basis	**Adjustments[a]**	**Management Reporting Basis**	**Management Reporting Basis**
Due from banks	158,239	–	158,239	129,843
Investments and accrued income	18,546,575	–	18,546,575	14,237,703
Securities transferred under repurchase agreement	940,302	–	940,302	551,386
Securities purchased under resale arrangement	470,489	–	470,489	335,240
Loans outstanding and accrued interest	44,457,630	(300)	44,457,330	41,921,783
Provision for loan losses and unamortized net loan origination costs	6,817	–	6,817	(18,636)
Equity investments	958,972	(37,508)	921,464	859,772
Receivable from members	307,232	–	307,232	142,181
Receivable from swaps				
Borrowings	29,346,846	(3,360,472)	25,986,374	22,157,287
Others	2,695,120	(199,450)	2,495,670	818,779
Other assets	2,500,111	–	2,500,111	1,520,815
TOTAL	**100,388,333**	**(3,597,730)**	**96,790,603**	**82,656,153**
Borrowings and accrued interest	51,571,412	(685,140)	50,886,272	43,062,391
Payable for swaps				
Borrowings	25,265,876	(2,241,012)	23,024,864	20,569,240
Others	3,090,922	(375,549)	2,715,373	926,081
Payable for swap related collateral	1,966,950	–	1,966,950	735,050
Payable under securities repurchase agreement	929,371	–	929,371	555,000
Accounts payable and other liabilities	1,225,833	–	1,225,833	1,763,223
Total Liabilities	**84,050,364**	**(3,301,701)**	**80,748,663**	**67,610,985**
Paid-in capital	4,189,944	–	4,189,944	3,818,297
Net notional maintenance of value receivable	(465,502)	–	(465,502)	(523,220)
Ordinary reserve	10,024,274	1,629	10,025,903	9,791,035
Special reserve	226,736	–	226,736	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	464,288	(37,210)	427,078	410,882
Accumulated other comprehensive income	336,952	(76,927)	260,025	(48,485)
Total Equity	**16,337,969**	**(296,029)**	**16,041,940**	**15,045,168**
TOTAL	**100,388,333**	**(3,597,730)**	**96,790,603**	**82,656,153**

( ) = negative.

[a] Includes reversal of ASC 815/825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.

[b] Net income after appropriation of guarantee fees to Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 158,239		$ 129,843
INVESTMENTS (Notes C and M)		18,429,284		14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and M)		940,302		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		470,489		335,240
LOANS OUTSTANDING (Notes E and M) (Including ASC 815 adjustment of $300 - 30 September 2010, $365 - 31 December 2009, net unamortized loan origination costs of $53,144 - 30 September 2010, $84,606 - 31 December 2009, net of allowance for loan losses of $46,327 - 30 September 2010, $103,242 - 31 December 2009)		44,268,039		41,713,048
EQUITY INVESTMENTS (Notes H and M)		958,972		884,440
ACCRUED INTEREST RECEIVABLE		313,699		304,588
RECEIVABLE FROM MEMBERS (Note M)		307,232		142,181
RECEIVABLE FROM SWAPS (Notes G and M)				
Borrowings	$ 29,346,846		$ 24,917,264	
Others	2,695,120	32,041,966	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment	160,896		158,809	
Investment related receivables	166,314		477,016	
Swap related collateral (Note M)	1,966,950		735,050	
Securities from restructuring arrangement (Note E and M)	38,858		–	
Miscellaneous (Note I)	167,093	2,500,111	149,940	1,520,815
TOTAL		**$ 100,388,333**		**$ 85,667,238**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS *(Notes G, J, and M)*				
At amortized cost	$ 3,871,741		$ 3,776,212	
At fair value	47,182,094	$ 51,053,835	38,313,203	$ 42,089,415
ACCRUED INTEREST ON BORROWINGS		517,577		408,783
PAYABLE FOR SWAPS *(Notes G, J, and M)*				
Borrowings	25,265,876		23,503,343	
Others	3,090,922	28,356,798	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		929,371		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	200,352		689,786	
Payable for swap related collateral (Note M)	1,966,950		735,050	
Undisbursed technical assistance commitments	1,905		10,355	
Advance payments on subscriptions	30,665		–	
Accrued pension and postretirement medical benefit costs	880,048		903,466	
Miscellaneous (Note I)	112,863	3,192,783	159,616	2,498,273
Total liabilities		84,050,364		70,348,974
CAPITAL AND RESERVES (OCR-4)				
Capital Stock (Note K)				
Authorized (SDR106,389,330,000 - 30 September 2010 and 31 December 2009)				
Subscribed (SDR73,958,950,000 - 30 September 2010; SDR38,893,430,000 - 31 December 2009)		114,804,259		60,751,149
Less -"callable" shares subscribed		108,542,278		56,640,850
"Paid-in" shares subscribed		6,261,981		4,110,299
Less - subscription installments not due		1,997,930		217,636
Subscription installments matured		4,264,051		3,892,663
Less: Capital transferred to the Asian Development Fund		73,903		74,366
Paid-in-Capital - Prepayment Discount		204		–
		4,189,944		3,818,297
Net notional amounts required to maintain value of currency holdings		(465,502)		(523,220)
Ordinary reserve (Note K)		10,024,274		9,789,807
Special reserve (Note K)		226,736		218,903
Loan loss reserve (Note K)		246,000		493,162
Surplus (Note K)		1,131,756		884,594
Cumulative revaluation adjustments account (Note K)		183,521		631,129
Net income (loss) after appropriation				
For the calendar year 2009 (Note K)		–		(36,725)
For the nine months ended 30 September 2010 (OCR-2)		464,288		–
Accumulated other comprehensive income (OCR-4)		336,952		42,317
Total Capital and Reserves		16,337,969		15,318,264
TOTAL		**$ 100,388,333**		**$ 85,667,238**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 511,452	$ 767,816
From investments (Note C)	279,950	361,598
From guarantees	7,832	6,324
From equity investments	27,971	(7,072)
From other sources - net (Note L)	15,960	13,859
TOTAL REVENUE	843,165	1,142,525
EXPENSES (Note L)		
Borrowings and related expenses	294,973	623,143
Administrative expenses (Note L)	218,674	126,631
Technical assistance to member countries	(195)	81
Provision for losses (Note E)	(40,860)	117,197
Other expenses (Note L)	2,520	4,183
TOTAL EXPENSES	475,112	871,235
NET REALIZED GAINS (LOSSES)		
From loans	(3)	–
From investments (Notes C and L)	31,261	17,770
From equity investments	48,418	(10,240)
From borrowings	–	2,967
Others	21	114
NET REALIZED GAINS	79,697	10,611
NET UNREALIZED GAINS (LOSSES) (Notes J and L)	24,370	(568,137)
NET INCOME (LOSS)	**$ 472,120**	**$ (286,236)**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 505,088	$ 716,815
Interest on investments received	271,601	341,418
Interest (paid) received for securities purchased under resale/repurchase arrangement	(765)	528
Interest and other financial expenses paid	(218,348)	(631,973)
Administrative expenses paid	(248,334)	(110,349)
Technical assistance to member countries disbursed	(84)	(10,031)
Others—net	17,653	52,061
Net Cash Provided by Operating Activities	326,811	358,469
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	3,630,057	15,894,248
Maturities of investments	75,669,911	36,793,383
Purchases of investments	(84,436,501)	(54,174,409)
Net payments on future contracts	(348)	(205)
Net (payments) receipts for securities purchased under resale arrangement	(145,025)	172,887
Principal collected on loans	1,591,547	1,290,568
Loans disbursed	(3,666,563)	(3,662,304)
Receipts from swaps	420,399	5,070
Payments for swaps	(554,578)	(8,096)
Property, furniture, and equipment acquired	(15,076)	(12,807)
Change in swap related collateral	1,231,900	–
Purchases of equity investments	(43,814)	(40,628)
Sales of equity investments	95,433	21,670
Net Cash Used in Investing Activities	(6,222,658)	(3,720,623)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	12,665,410	8,360,195
Borrowings redeemed	(6,677,351)	(4,439,412)
Matured capital subscriptions collected	175,690	3,655
Issuance expenses paid	(36,961)	(12,239)
Demand obligations of members encashed	12,181	5,742
Receipts from swaps	73,777	19,053
Payments for swaps	(114,635)	(444,263)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	5,918,111	3,349,731
Effect of Exchange Rate Changes on Due from Banks	6,132	(37,604)
Net Increase (Decrease) in Due from Banks	28,396	(50,027)
Due from Banks at Beginning of Period	129,843	142,238
Due from Banks at End of Period	$ 158,239	$ 92,211

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
Balance, 1 January		*$ 15,318,264*		$ 15,269,470
Comprehensive income for the period:				
Net income (loss) for the period (OCR-2)	$ 472,120		$ (286,236)	
Other comprehensive income for the period	294,635	766,755	145,045	(141,191)
Subscriptions received		307,451		2,560
Change in SDR values		64,401		6,831
Paid-in-capital - prepayment discount		(205)		
Change in Ordinary Reserve		3,585		1,298
Notional MOV		57,718		(25,041)
Allocation to ADF		(120,000)		(120,000)
Allocation to TASF		(40,000)		(23,000)
Allocation to CCF		(10,000)		–
Allocation to RCIF		(10,000)		–
Balance at end of period		**$ 16,337,969**		**$ 14,970,927**

Accumulated Other Comprehensive Income
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Notes C, G, and H)

	ASC 815 Adjustments and Amortizations **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Minimum Pension Liability Adjustment **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Balance, 1 January	$ (1,620)	$ (958)	$ 6,747	$ (156,805)	$ 683,627	$ 460,599	$ (646,437)	$ (401,557)	$ 42,317	$ (98,721)
Amortization	(148)	*(285)*	–	–	–	–	–	–	*(148)*	*(285)*
Other comprehensive income for the period	–	–	74,866	52,107	219,895	93,223	22	–	294,783	145,330
Balance, 30 September	$ (1,768)	$ (1,243)	$ 81,613	$ (104,698)	$ 903,522	$ 553,822	$ (646,415)	$ (401,557)	$ 336,952	$ 46,324

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of the management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, G, and M provide the required disclosures in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Subsequently, in February 2010, the FASB issued ASU 2010-10 which defers application of ASU 2009-17 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the Accounting Standards Codification (ASC) or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after 15 November 2009. This update did not have a material impact on OCR's 30 September 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures

continued

about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note M provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with OCR's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note N provides the required disclosures in compliance with this update.

In March 2010, the FASB issued ASU 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under Subtopic 815-15. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. This update did not have a material impact on OCR's 30 September 2010 financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. ADB is currently assessing the impact of this update on OCR's financial statements.

In March 2010, ADB revised its estimate of impairment that cannot be specifically identified for the nonsovereign portfolio. The additional provision is reflected as part of provision for losses in OCR-2 and Note E.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investment securities and negotiable certificates of deposit held as of 30 September 2010 and 31 December 2009 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2010 and 31 December 2009 are as follows:

	30 September 2010	31 December 2009
Due in one year or less	$ 7,330,790,000	$ 4,361,349,000
Due after one year through five years	9,493,193,000	7,999,187,000
Due after five years through ten years	1,605,301,000	1,763,043,000
Total	$ 18,429,284,000	$ 14,123,579,000

As of 30 September 2010, gross unrealized losses amounted to $20,389,000 from government or government-guaranteed obligations, corporate obligations, and asset-backed/mortgaged-backed securities resulting from market movement. There were two government or government-guaranteed obligation (nil – 31 December 2009), and one asset-backed/mortgaged security (one – 31 December 2009) that sustained losses for over one year representing 0.18% of the total investments.

Comparative details as of 30 September 2010 and 31 December 2009 are as follows:

As of 30 September 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,471,987,000	$ 19,699,000	$ 36,304,000	$ 485,000	$ 1,508,291,000	$ 20,184,000
Corporate bonds	4,154,000	9,000	–	–	4,154,000	9,000
Asset/Mortgage-backed securities	60,261,000	169,000	202,000	28,000	60,463,000	197,000
Total	$ 1,536,402,000	$ 19,877,000	$ 36,506,000	$ 513,000	$ 1,572,908,000	$ 20,390,000

As of 31 December 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 666,140,000	$ 3,992,000	$ –	$ –	$ 666,140,000	$ 3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Asset/Mortgage-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Total	$ 931,699,000	$ 6,388,000	$ 5,174,000	$ 71,000	$ 936,873,000	$ 6,459,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized

continued

financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans believing that there is no market for them and reports the loans at their carrying book values.

As of 30 September 2010 and 31 December 2009, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2010	31 December 2009
People's Republic of China	$ 10,379,340,000	$ 9,651,805,000
Indonesia	10,291,259,000	10,023,065,000
India	8,709,444,000	7,807,865,000
Pakistan	5,181,391,000	4,714,561,000
Philippines	4,944,733,000	4,986,391,000
Others (individually less than 5% of total loans)	4,755,055,000	4,547,997,000
Total loans	44,261,222,000	41,731,684,000
Allowance for losses	(46,327,000)	(103,242,000)
Net unamortized loan origination costs	53,144,000	84,606,000
Net loans outstanding	$ 44,268,039,000	$ 41,713,048,000

Loans outstanding as of 30 September 2010 include nonsovereign loans amounting to $2,147,254,000 ($1,869,463,000 – 31 December 2009).

The undisbursed balance of approved loans as of 30 September 2010 was $21,527,419,000 ($22,877,939,000 – 31 December 2009). This included an undisbursed balance of approved nonsovereign loans amounting to $1,057,692,000 ($1,554,379,000 – 31 December 2009), of which $134,300,000 ($434,300,000 – 31 December 2009) is for public sector borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $417,138,000 ($443,627,000 – 31 December 2009).

Commitment Charge Policy

ADB levied a commitment charge of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2011. Commitment charge waived during the period totaled $4,198,000 ($4,915,000 – 2009). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

continued

For nonsovereign loans, ADB charges a commitment charge of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 – 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2011. Lending spread waiver reduced the loan income by $48,329,000 for the nine months ended 30 September 2010 ($46,516,000 – 2009).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 40 basis points over the base lending rate.

Overdue Amounts

Two nonsovereign loans were in non-accrual status as of 30 September 2010 (three – 31 December 2009) with principal amount outstanding of $33,031,000 ($38,408,000 – 31 December 2009), $21,825,000 ($18,988,000 – 31 December 2009) of which was overdue.

Allowance for Loan Losses

The changes in the allowance for loan losses during the first three quarters of 2010 and 2009 are as follows:

	2010			2009		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance, 1 January	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the period	–	39,666,000	39,666,000	–	87,369,000	87,369,000
Provision written back/off	(154,000)	(96,843,000)	(96,997,000)	(369,000)	(160,000)	(529,000)
Translation adjustment	–	416,000	416,000	–	(8,000)	(8,000)
Balance, 30 September	$ 2,569,000	$ 43,758,000	$ 46,327,000	$ 3,987,000	$ 92,019,000	$ 96,006,000

Loan Restructuring

During the period, two nonsovereign loans totaling $89,208,000, including accrued interest, were restructured and one nonsovereign loan amounting to $1,674,000 was sold. On these transactions, ADB received $5,182,000 in cash, $39,190,000 in various debt instruments and $8,293,000 in preferred and common shares. These debt instruments are considered as "available for sale" and are reported as part of "Other Assets."

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk

continued

guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangement that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 30 September 2010, total loan arising from guarantee call was $184,000 ($190,000 – 31 December 2009) with corresponding 100% provision for losses. None of the outstanding amounts as of 30 September 2010 and 31 December 2009 were subject to call.

The committed and outstanding amounts of guarantee obligations as of 30 September 2010 and 31 December 2009 covered:

	30 September 2010		31 December 2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with sovereign counterguarantee	$ 1,222,136,000	$ 1,153,217,000	$ 1,137,599,000	$ 1,055,097,000
with nonsovereign counterguarantee	99,332,000	95,434,000	155,209,000	99,817,000
without counterguarantee	731,404,000	336,294,000	487,551,000	296,115,000
	2,052,872,000	1,584,945,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with sovereign counterguarantee	143,426,000	116,015,000	143,539,000	120,607,000
without counterguarantee	36,568,000	20,192,000	46,715,000	26,255,000
	179,994,000	136,207,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$ 2,233,816,000	$ 1,722,102,000	$ 1,971,563,000	$ 1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been utilized as of the end of a reporting period, exclusive of the stand-by portion.

As of 30 September 2010, a total liability of $15,766,000 ($38,710,000 – 31 December 2009) relating to stand-by ready obligation for three partial credit risk guarantees (four – 31 December 2009) and three political risk guarantees (three – 31 December 2009) issued after 31 December 2002 has been included in "Miscellaneous liabilities" on the balance sheet.

For a partial credit guarantee with nonsovereign counterguarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held in a pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market of the shares held in custody will cover the guaranteed amount at all times.

continued

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 "Derivatives and Hedging" for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of ASC 815 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate, currency, and FX swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 30 September 2010 and 31 December 2009 are summarized below:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	
		30 September 2010	31 December 2009		30 September 2010	31 December 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20 "Hedging—General"						
Futures	Investments - Other securities					
Futures		$ (6,485,000)	$ (1,105,000)			
Futures - offset		6,485,000	1,105,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,107,436,000	21,333,525,000		$ 22,621,247,000	$ 20,553,527,000
Interest rate swaps		4,209,423,000	3,583,739,000		2,614,451,000	2,949,816,000
FX forward		29,987,000	–		30,178,000	–
Total		29,346,846,000	24,917,264,000		25,265,876,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		779,746,000	539,530,000		935,177,000	666,997,000
Interest rate swaps		85,102,000	121,735,000		143,854,000	159,256,000
FX swaps		1,486,228,000	–		1,547,071,000	–
Total		2,351,076,000	661,265,000		2,626,102,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		264,268,000	265,357,000		271,691,000	263,000,000
Interest rate swaps		79,776,000	118,232,000		193,129,000	204,907,000
Total		344,044,000	383,589,000		464,820,000	467,907,000
Total derivatives not designated as hedging instruments under ASC Subtopic 815-20		$ 32,041,966,000	$ 25,962,118,000		$ 28,356,798,000	$ 24,797,503,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in income on Derivatives	
		30 September 2010	30 September 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Futures			
Futures	Net Realized Gains (Losses) from Investments	$ (348,000)	$ (205,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	484,668,000	(545,933,000)
	Borrowings and related expenses	940,565,000	610,786,000
Interest rate swaps	Net Unrealized Gains (Losses)	906,163,000	(383,390,000)
	Borrowings and related expenses	449,345,000	201,822,000
FX forward	Net Unrealized Gains (Losses)	33,000	15,000
	Borrowings and related expenses	9,000	618,000
		2,780,783,000	(116,082,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	10,928,000	(13,429,000)
	Revenue from Investments	(5,182,000)	1,037,000
Interest rate swaps	Net Unrealized Gains (Losses)	(22,228,000)	13,291,000
	Net Realized Gains (Losses) from Investments	54,000	–
	Revenue from Investments	(4,356,000)	(4,128,000)
FX forward	Net Unrealized Gains (Losses)	–	262,000
	Revenue from Investments	–	2,849,000
FX swaps	Net Unrealized Gains (Losses)	1,312,000	–
	Revenue from Investments	5,277,000	–
		(14,195,000)	(118,000)
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	1,798,000	(5,763,000)
	Revenue from Loans	(11,921,000)	(8,737,000)
Interest rate swaps	Net Unrealized Gains (Losses)	(21,690,000)	31,716,000
	Revenue from Loans	(37,114,000)	(25,286,000)
		(68,927,000)	(8,070,000)
Total		$ 2,697,313,000	$ (124,475,000)

continued

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to the liability position for each transaction with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2010 is $567,995,000 ($645,001,000 – 31 December 2009). The aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement are in a positive MTM or asset position as of 30 September 2010 (liability position - CNY21,390,000 or its US dollar equivalent of $3,134,000 – 31 December 2009). Unsettled derivatives as of 30 September 2010 amounted to $22,606,000 and $25,033,000 for swaps receivable and payable respectively.

NOTE H—EQUITY INVESTMENTS

Equity investments in which ADB has significant influence in investees aggregating to $254,914,000 ($226,992,000 – 31 December 2009) are accounted under equity method. This includes equity investments in certain limited partnership and certain limited liability corporations.

Investments in equity securities with readily determinable market price are considered as "Available for Sale" and reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost less other than temporary impairment.

As of 30 September 2010, there were seven (six – 31 December 2009) equity investments which were reported at fair value totaling $503,260,000 ($461,552,000 – 31 December 2009). One equity investment as of 30 September 2010 sustained unrealized losses of $482,000 (nil – 31 December 2009).

Accumulated net unrealized gains on equity investments reported at market value including equity investments accounted under the equity method with share in unrealized gains or losses reported under other comprehensive income of investee's financial statement were $389,018,000 at 30 September 2010 ($332,044,000 – 31 December 2009).

Approved equity investment facility that has not been disbursed was $542,188,000 at 30 September 2010 ($433,365,000 – 31 December 2009).

continued

NOTE I—OTHER ASSETS AND LIABILITIES – MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2010	31 December 2009
Amounts receivable from:		
Asian Development Fund (Note L)	$ 53,968,000	$ 43,142,000
Technical Assistance Special Fund	289,000	231,000
Japan Special Fund	100,000	115,000
Asian Development Bank Institute Special Fund	326,000	198,000
Asian Tsunami Fund	246,000	590,000
Pakistan Earthquake Fund	10,000	45,000
Regional Cooperation and Integration Fund	47,000	40,000
Climate Change Fund	34,000	95,000
Asia Pacific Disaster Response Fund	20,000	–
Staff Retirement Plan	2,677,000	–
Agency Trust Funds—net	1,287,000	1,893,000
Total	$ 59,004,000	$ 46,350,000
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

Note: The totals may not sum precisely due to rounding.

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at fair value. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of ASC 815-15 "Embedded Derivatives" on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under ASC 815. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under ASC 815. Consequent to the adoption of ASC 820 and ASC 825 on 1 January 2008, ADB reports all borrowings that have associated derivative instruments at FV, which are further adjusted for the credit risk (as a credit spread) by currency. Changes in FV are reported in net income.

NOTE K—CAPITAL AND RESERVES

In 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010 (or such later date as the Board of Directors may determine).

continued

The authorized capital stock of ADB as of 30 September 2010 consists of 10,638,933 shares (10,638,933 – 31 December 2009), of which 7,395,895 shares (3,889,343 – 31 December 2009) have been subscribed. Of the subscribed shares, 6,992,487 shares (3,626,198 – 31 December 2009) are "callable," and 403,408 shares (263,145 – 31 December 2009) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of 30 September 2010, 25 (4 – 31 December 2009) members had subscribed to the additional 3,506,552 (343,032 – 31 December 2009) shares, of which 140,263 (13,721 – 31 December 2009) shares are paid-in and 3,366,289 (329,311 – 31 December 2009) shares are callable.

Following the Board of Governors approval in May 2010, of the net loss of OCR for 2009 of $36,725,000, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve respectively and was allocated to Ordinary Reserve ($230,882,000), Surplus ($247,162,000), ADF ($120,000,000), TASF ($40,000,000), CCF ($10,000,000), and RCIF ($10,000,000).

As of 30 September 2010, the value of the SDR in terms of the United States dollar was $1.55227 ($1.56199 – 31 December 2009) giving a value for each share of ADB's capital equivalent to $15,522.70 ($15,619.90 – 31 December 2009).

NOTE L—INCOME AND EXPENSES

The average yield on the loan portfolio for the nine months ended 30 September 2010 was 1.54% (2.85% – 2009) excluding premium received on prepayment and other loan income., while the weighted average cost of borrowings outstanding after swaps was 1.71% (3.68% – 2009).

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.20% (2.96% – 2009) excluding unrealized gains and losses on investments, and 3.08% (3.34% – 2009) including unrealized gains and losses on investments. Interest income from various securities received from troubled debt restructuring amounted to $451,000 (nil – 2009). This was reported under Revenue from other sources-net.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2010 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2010 of $349,078,000 ($292,530,000 – 2009), $159,509,000 ($129,323,000 – 2009) was accordingly charged to the ADF. The balance of administrative expenses after allocation was increased by the deferred direct loan origination costs of $29,104,000 ($36,576,000 – 2009) mainly due to the adjustments to the loan origination costs from 50 basis points to 30 basis points to loans made effective from 2006-2008.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period charged to OCR current income as "Technical assistance to member countries." Accordingly, $195,000 was written back representing net cancellations of undisbursed amounts of completed TA projects which were committed in prior period (one TA amounting to $81,000 was reopened – 2009).

continued

During the nine months ended 30 September 2010, provision for losses totaling $39,666,000 ($121,622,000 – 2009) was recognized for loans mainly due to the revision of methodology for estimating the nonsovereign loan portfolio impairment. These were offset by a write back of $80,526,000 ($4,425,000 – 2009) following (i) restructuring of two nonsovereign loans; (ii) the settlement of a guaranteed obligation; (iii) collections of overdue loan service payments from one sovereign and one nonsovereign loan; and (iv) receipt of proceeds from the sale of one nonsovereign loan.

Other expenses of $2,520,000 ($4,183,000 – 2009) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains for the nine months ended 30 September 2010 include net favorable ASC 815 and ASC 825 adjustments totaling $29,488,000 (net unfavorable of $565,883,000 – 2009) and net unfavorable translation adjustments of $5,118,000 ($2,254,000 – 2009) associated with holdings in non-functional currencies.

ASC 815 and ASC 825 adjustments were composed of:

	30 September 2010	30 September 2009
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps	$ 94,812,000	$ (201,997,000)
Non-hybrid financial instruments and related swaps	(35,527,000)	(390,371,000)
Investments related swaps	(9,988,000)	124,000
Loans related swaps	(19,892,000)	25,953,000
Amortization of the ASC 815 transition adjustments	83,000	408,000
Total	$ 29,488,000	$ (565,883,000)

NOTE M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted ASC 820 and ASC 825. ASC 820 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. ASC 825 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings.

continued

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 30 September 2010 and 31 December 2009 are summarized below:

	30 September 2010		31 December 2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 158,239,000	158,239,000	$ 129,843,000	$ 129,843,000
Investments (Note C)	18,429,284,000	18,429,284,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	940,302,000	940,302,000	551,386,000	551,386,000
Securities purchased under resale arrangement	470,489,000	470,489,000	335,240,000	335,240,000
Loans outstanding (Note E)	44,268,039,000	46,144,385,000	41,713,048,000	43,235,456,000
Equity investments (Note H)	958,972,000	958,972,000	884,440,000	884,440,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	307,232,000	307,232,000	142,181,000	142,181,000
Receivable from swaps - borrowings (Note G)	29,346,846,000	29,346,846,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note G)	2,695,120,000	2,695,120,000	1,044,854,000	1,044,854,000
Swap related collateral	1,966,950,000	1,966,950,000	735,050,000	735,050,000
Securities from restructuring arrangement (Note E)	38,857,000	38,857,000	–	–
Future guarantee receivable	15,766,000	15,766,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	51,571,412,000	52,653,759,000	42,498,198,000	43,121,355,000
Other liabilities				
Payable for swaps - borrowings (Note G)	25,265,876,000	25,265,876,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note G)	3,090,922,000	3,090,922,000	1,294,160,000	1,294,160,000
Payable for swap related collateral	1,966,950,000	1,966,950,000	735,050,000	735,050,000
Guarantee liability	15,766,000	15,766,000	38,710,000	38,710,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	30 September 2010		31 December 2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,232,908,000	$ 894,302,000	$ 1,139,356,000	$ 809,857,000

Fair Value Option

In adopting ASC 825, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815. ADB also incorporated the credit spread by currency in the valuation of its borrowings.

continued

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 14,757,176,000	$ 12,747,146,000	$ 2,010,030,000	$ –
Time deposits and other obligations of banks	1,607,529,000	–	1,607,529,000	–
Corporate obligations	1,137,355,000	332,484,000	804,871,000	–
Asset-backed/mortgage-backed securities	927,224,000	–	927,224,000	–
Securities transferred under repurchase agreement	940,302,000	940,302,000	–	–
Securities purchased under resale arrangement	470,489,000	–	470,489,000	–
Borrowings related swaps	29,316,859,000	–	20,845,589,000	8,471,270,000
FX forward	29,987,000	–	29,987,000	–
Investments related swaps	2,351,076,000	–	2,351,076,000	–
Loans related swaps	344,044,000	–	314,402,000	29,642,000
Equity investments	503,260,000	502,985,000	–	275,000
Securities from restructuring arrangement	38,857,000	9,302,000	23,532,000	6,023,000
Total assets at fair value	**$ 52,424,158,000**	**$ 14,532,219,000**	**$ 29,384,729,000**	**$ 8,507,210,000**
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,603,280,000	$ –	$ 2,603,280,000	$ –
Non-hybrid financial instruments	44,578,814,000	–	35,804,066,000	8,774,748,000
Borrowings related swaps	25,235,699,000	–	25,175,642,000	60,057,000
FX forward	30,178,000	–	30,178,000	–
Investments related swaps	2,626,102,000	–	2,626,102,000	–
Loans related swaps	464,820,000	–	154,934,000	309,886,000
Total liabilities at fair value	**$ 75,538,893,000**	**$ –**	**$ 66,394,202,000**	**$ 9,144,691,000**

continued

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ –
Time deposits and other obligations of banks	1,991,982,000	–	1,991,982,000	–
Corporate obligations	971,552,000	476,951,000	494,601,000	–
Asset-backed/mortgage-backed securities	851,450,000	–	851,450,000	–
Securities transferred under repurchase agreement	551,386,000	551,386,000	–	–
Securities purchased under resale arrangement	335,240,000	–	335,240,000	–
Borrowings related swaps	24,917,264,000	–	17,610,947,000	7,306,317,000
FX forward	–	–	–	–
Investments related swaps	661,265,000	–	661,265,000	–
Loans related swaps	383,589,000	–	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	–	–
Securities from restructuring arrangement	–	–	–	–
Total assets at fair value	**$ 41,433,875,000**	**$ 11,151,172,000**	**$ 22,948,113,000**	**$ 7,334,590,000**
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,634,794,000	$ –	$ 2,478,202,000	$ 156,592,000
Non-hybrid financial instruments	35,678,408,000	–	28,431,322,000	7,247,086,000
Borrowings related swaps	23,503,343,000	–	23,424,313,000	79,030,000
FX forward	–	–	–	–
Investments related swaps	826,253,000	–	826,253,000	–
Loans related swaps	467,907,000	–	171,668,000	296,239,000
Total liabilities at fair value	**$ 63,110,705,000**	**$ –**	**$ 55,331,758,000**	**$ 7,778,947,000**

Included in government or government guaranteed obligations are securities priced by the Bloomberg Valuation Services (BVAL) amounting to $608,170,000 which was classified as Level 2 in December 2009. Starting March 2010, BVAL pricing was classified as Level 1. While, securities amounting to $11,458,000 priced by Euroclear in December 2009 and BVAL in September 2010 was transferred from Level 2 to Level 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Equity investments	Securities from restructuring arrangement	Borrowings: Hybrid financial instruments	Borrowings: Non-hybrid financial instruments
Balance, 1 January 2010	$ –	$ –	$ (156,592,000)	$ (7,247,086,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	1,216,000	(429,988,000)
Included in other comprehensive income	–	–	(4,064,000)	(212,413,000)
Purchases, sales, and paydowns	275,000	6,023,000	–	–
Issuances, redemptions, and maturities	–	–	159,440,000	(885,261,000)
Transfers out of Level 3	–	–	–	–
Balance, 30 September 2010	$ 275,000	$ 6,023,000	$ –	$ (8,774,748,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ 1,223,000	$ (66,259,000)

continued

	Swaps receivable		Swaps payable
	Hybrid financial instruments	Non-hybrid financial instruments	Non-hybrid financial instruments
Balance, 1 January 2010	$ 157,400,000	$ 7,148,917,000	$ (79,030,000)
Total gains (losses) - (realized/unrealized)			
Included in earnings	(2,066,000)	241,526,000	20,833,000
Included in other comprehensive income	4,106,000	194,733,000	(1,860,000)
Issuances, redemptions, and maturities	(159,440,000)	886,094,000	–
Balance, 30 September 2010	$ –	$ 8,471,270,000	$ (60,057,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (1,183,000)	$ (109,270,000)	$ 22,505,000

	Loans related swaps	
	Swaps receivable	Swaps payable
Balance, 1 January 2010	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	279,000	(11,340,000)
Included in other comprehensive income	1,090,000	(15,432,000)
Issuances, redemptions, and maturities	–	13,125,000
Balance, 30 September 2010	$ 29,642,000	$ (309,886,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 637,000	$ (14,586,000)

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. During this period, ADB has raised additional borrowings of approximately $374.6 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 39,911		$ 3,022
INVESTMENTS (Notes C and K)		5,593,263		5,477,925
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and K)		187,199		185,395
LOANS OUTSTANDING (Notes E, K, and L) (*Net of allowance for HIPC Debt Relief of $79,918 - 30 September 2010; $80,033 - 31 December 2009*)		28,731,369		27,879,315
ACCRUED REVENUE		130,828		123,443
DUE FROM CONTRIBUTORS (Note B)		2,649,878		2,294,560
OTHER ASSETS		57,527		58,146
TOTAL		**$ 37,389,975**		**$ 36,021,806**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note G)		$ 58,831		$ 48,470
Advance payments on contributions (Note B)		291,212		137,185
Undisbursed grant commitments (Notes J and K)		1,908,516		1,676,642
Deferred credits (Note B)		1,509		492
Total Liabilities		2,260,068		1,862,789
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and H)	$ 35,082,317		$ 32,740,247	
Unamortized discount (Note B)	(81,733)	35,000,584	(85,798)	32,654,449
Set-aside resources		73,903		74,366
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		983,719		863,892
		36,058,206		33,592,707
Accumulated surplus (ADF-4)		2,850,318		3,295,846
Accumulated other comprehensive income (ADF-4)		(3,778,617)		(2,729,536)
Total Fund Balance		35,129,907		34,159,017
TOTAL		**$ 37,389,975**		**$ 36,021,806**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE		
From loans	$ 214,892	$ 199,662
From investments (Note C)	81,842	106,133
From other sources—net	31	72
TOTAL REVENUE	296,765	305,867
EXPENSES		
Grants (Note J)	490,986	579,430
Administrative expenses (Note I)	159,509	129,323
Amortization of discounts on contributions (Note B)	7,643	5,524
Provision for HIPC Debt Relief (Notes E and L)	(859)	–
Financial expenses	10	11
TOTAL EXPENSES	657,289	714,288
NET REALIZED GAINS		
From loans (Note B)	–	151,389
From investments	–	115
	–	151,504
NET UNREALIZED (LOSSES) GAINS (Note F)	(85,004)	332,291
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	**$ (445,528)**	**$ 75,374**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 191,145	$ 159,360
Interest on investments received	86,993	103,527
Interest received for securities purchased under resale arrangement	133	254
Cash received from other sources	31	72
Administrative expenses paid	(148,852)	(117,915)
Grants disbursed	(263,077)	(183,557)
Financial expenses paid	(11)	(11)
Net Cash Used in Operating Activities	(133,638)	(38,270)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	57,297,177	77,008,331
Purchases of investments	(57,483,236)	(76,903,400)
Net receipts from securities purchased under resale arrangement	8,846	99,369
Net payments for forward contracts	–	(57,996)
Principal collected on loans	641,856	609,528
Loans disbursed	(1,096,519)	(1,371,180)
Net Cash Used in Investing Activities	(631,876)	(615,348)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	681,157	541,853
Cash received from ordinary capital resources	120,000	120,000
Net Cash Provided by Financing Activities	801,157	661,853
Effect of Exchange Rate Changes on Due from Banks	1,246	6,070
Net Increase in Due from Banks	36,889	14,305
Due from Banks at Beginning of Period	3,022	7,974
Due from Banks at End of Period	$ 39,911	$ 22,279

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
Balance at beginning of period		$ 34,159,017		$ 33,479,348
Comprehensive income for the period:				
Net (loss) income for the period (ADF-2)	$ (445,528)		$ 75,374	
Other comprehensive income for the period	(1,049,081)	(1,494,609)	(779,227)	(703,853)
Change in amount available for operational commitments				
from Contributed Resources		2,342,069		2,049,948
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX and ADF X		4,066		(46,890)
Transfer from Ordinary Capital Resources		120,000		120,000
Change in SDR value of Set-Aside Resources		(463)		1,416
Change in value of transfers from TASF		(173)		129
Balance at end of period		**$ 35,129,907**		**$ 34,900,098**

Accumulated Other Comprehensive Income
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2010	2009	2010	2009	2010	2009
Balance, 1 January	$ (2,847,594)	$ (2,210,003)	$ 118,058	$ 107,649	$ (2,729,536)	$ (2,102,354)
Other comprehensive income for the period	(1,061,220)	(805,934)	12,139	26,707	(1,049,081)	(779,227)
Balance, 30 September	**$ (3,908,814)**	**$ (3,015,937)**	**$ 130,197**	**$ 134,356**	**$ (3,778,617)**	**$ (2,881,581)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The resources of ADF have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009. The new replenishment provides a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the new fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 30 September 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contributions amounting to SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2010, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There was no loan conversion for the nine months ended 30 September 2010.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as

continued

these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, F, and K provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note K provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with ADF's 31 March 2011 special purpose financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note M provides the required disclosures in compliance with this update.

In March 2010, the FASB issued ASU 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under Subtopic 815-15. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. This update did not have a material impact on ADF's 30 September 2010 special purpose financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. ADB is currently assessing the impact of this update on ADF's special purpose financial statements.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment.

continued

Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX and ADF X, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years and 9 years for ADF IX and ADF X, respectively.

Due from Contributors

Included in "Due from Contributors" are notes of contributors and contributions receivable. Notes of contributors are non-negotiable, non-interest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2010 and 31 December 2009 are as follows:

	30 September 2010	31 December 2009
Due in one year or less	$ 3,135,440,000	$ 2,765,978,000
Due after one year through five years	2,443,023,000	2,657,986,000
Due after five years through ten years	14,800,000	53,961,000
Total	$ 5,593,263,000	$ 5,477,925,000

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 1.91% (2.29% – 2009). If unrealized gains and losses were included, the annualized rate of return would have been 2.13% (2.71% – 2009).

continued

As of 30 September 2010, gross unrealized losses resulting from market movements amounted to $701,000 ($56,000 – 31 December 2009) for government or government-guaranteed obligations. Comparative details as of 30 September 2010 and 31 December 2009 are as follows:

As of 30 September 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 896,604,000	$ 701,000	$ –	$ –	$ 896,604,000	$ 701,000

As of 31 December 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 293,973,000	$ 56,000	$ –	$ –	$ 293,973,000	$ 56,000

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

NOTE E—LOANS

As of 30 September 2010 and 31 December 2009, outstanding loans to borrowers are as follows:

Borrower/Guarantor	30 September 2010	31 December 2009
Pakistan	$ 7,044,137,000	$ 6,619,002,000
Bangladesh	5,927,383,000	5,944,165,000
Viet Nam	3,256,336,000	3,051,234,000
Sri Lanka	2,692,443,000	2,699,855,000
Nepal	1,573,117,000	1,594,779,000
Others (individually less than 5% of total loans)	8,317,871,000	8,050,313,000
Total Outstanding Loans	28,811,287,000	27,959,348,000
Allowance for HIPC Debt Relief	(79,918,000)	(80,033,000)
Net Outstanding Loans	$ 28,731,369,000	$ 27,879,315,000

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2010 was $602,745,000 ($560,183,000 – 31 December 2009) of which $338,099,000 ($292,050,000 – 31 December 2009) was overdue.

continued

A total of $2,432,000 was written-off from the Allowance for HIPC Debt Relief relating to the Afghanistan debt relief as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC Debt Relief as of 30 September 2010 to $79,918,000 ($80,033,000 – 31 December 2009).

The undisbursed balance of approved loans, including approved but not yet effective loans as of 30 September 2010 was $6,305,516,000 ($6,334,015,000 – 31 December 2009).

NOTE F—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives	
	Location of Gain (Loss) recognized in Income on Derivatives	30 September 2010	30 September 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Investment related swaps			
FX forward	Net Unrealized Losses	$ –	$ (692,000)
	Revenue from Investments	–	740,000
Total		$ –	$ 48,000

NOTE G—RELATED PARTY TRANSACTIONS

Included in "Payable to related funds" is the net amount of $53,968,000 payable to Ordinary Capital Resources (OCR) ($43,142,000 – 31 December 2009), and $4,863,000 ($4,349,000 – 31 December 2009) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from four donors under ADF X that were allocated to the fourth regularized replenishment of TASF.

continued

NOTE H—CONTRIBUTED RESOURCES

As of 30 September 2010, contributions from 27 donor countries totaling $3,640,660,000 were committed for ADF X. Of these, $1,662,311,000 including amortized discount of $2,318,000, were received and made available for operational commitments. These were recorded in "Contributed resources."

In May 2010, the Board of Governors approved the transfer of $120,000,000 from OCR's 2009 allocable net income to ADF.

In August 2010, the Board of Governors approved the reduction of Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2,000,000 to $370,000. The reduction consisted of unpaid balances from unencashed promissory notes of $1,130,000 and unpaid receivable of $500,000.

NOTE I—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 18 grants totaling $397,000,000 (13 grants totaling $499,100,000 – 2009) were approved and 16 grants totaling $490,986,000 (22 grants totaling $579,430,000 – 2009) became effective, net of $2,624,000 write back of undisbursed commitments for completed grant projects. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE K—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ADF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 3,687,611,000	$ 3,687,611,000	$ –	$ –
Time deposits	1,905,139,000	–	1,905,139,000	–
Corporate bonds	513,000	–	513,000	–
Securities purchased under resale arrangement	187,199,000	–	187,199,000	–
Total assets at fair value	**$ 5,780,462,000**	**$ 3,687,611,000**	**$ 2,092,851,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 3,728,364,000	$ 3,315,132,000	$ 413,232,000	$ –
Time deposits	1,749,561,000	–	1,749,561,000	–
Securities purchased under resale arrangement	185,395,000	–	185,395,000	–
Total assets at fair value	**$ 5,663,320,000**	**$ 3,315,132,000**	**$ 2,348,188,000**	**$ –**

Included in government or government guaranteed obligations are securities amounting to $220,213,000 priced by Euroclear in June 2010 and Bloomberg Valuation Services (BVAL) in September 2010. The securities were transferred from Level 2 to Level 1.

See Notes C, D, E, and J for discussions relating to investments, securities purchased under resale arrangement, loans, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 30 September 2010, Afghanistan is the only borrower that has requested and qualified for HIPC debt relief (See Note E).

continued

NOTE M—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Special Purpose Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,014	$ 2,327
INVESTMENTS (Notes C and H)	351,837	320,069
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and H)	18,516	8,005
ACCRUED REVENUE	64	27
DUE FROM CONTRIBUTORS (Note G)	178,535	236,091
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	15,414	15,869
TOTAL	**$ 567,380**	**$ 582,388**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 320	$ 835
UNDISBURSED COMMITMENTS (Note F)	263,839	258,845
UNCOMMITTED BALANCES (TASF-2), represented by:		
Unrestricted net assets	303,221	322,708
TOTAL	**$ 567,380**	**$ 582,388**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 40,952	$ 311,227
REVENUE		
From investments (Note C)	1,710	2,029
From other sources	7	6
Total	42,669	313,262
EXPENSES		
Technical assistance—net (Note F)	74,583	65,640
Financial expenses	14	13
Total	74,597	65,653
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(31,928)	247,609
EXCHANGE GAINS	12,441	25,513
(DECREASE) INCREASE IN NET ASSETS	(19,487)	273,122
NET ASSETS AT BEGINNING OF PERIOD	322,708	102,707
NET ASSETS AT END OF PERIOD	**$ 303,221**	**$ 375,829**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 107,004	$ 96,749
Interest on investments received	1,676	1,821
Net cash (paid for) received from other activities	(21)	21
Technical assistance disbursed	(69,110)	(58,331)
Financial expenses paid	(14)	(13)
Net Cash Provided by Operating Activities	39,535	40,247
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	6,047,093	7,677,656
Purchases of investments	(6,076,615)	(7,689,608)
Net payments for securities purchased under resale arrangement	(9,486)	(26,206)
Net Cash Used in Investing Activities	(39,008)	(38,158)
Effect of Exchange Rate Changes on Due from Banks	160	(178)
Net Increase in Due from Banks	687	1,911
Due from Banks at Beginning of Period	2,327	1,692
Due from Banks at End of Period	$ 3,014	$ 3,603

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 30 September 2010, ADB received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contribution amounting to about SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and H provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of

continued

updates for Levels 1 and 2 did not have a material impact on TASF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with TASF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note I provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.69% (0.91% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for the transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—RELATED PARTY TRANSACTIONS

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2010	31 December 2009
Receivable from:		
Asian Development Fund	$ 4,863,000	$ 4,349,000
Japan Special Fund	302,000	–
Regional Cooperation and Integration Fund	51,000	–
Agency Trust Funds—net	168,000	177,000
Total	$ 5,384,000	$ 4,526,000
Payable to:		
Ordinary capital resources	$ 289,000	$ 231,000
Japan Special Fund	–	1,000
Regional Cooperation and Integration Fund	–	47,000
Total	$ 289,000	$ 279,000

The receivable from ADF represents the fourth regularized replenishment of TASF out of the ADF X contribution.

continued

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2010, a net amount of $8,431,000 ($10,255,000 – 2009) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF X and the fourth regularized replenishment of TASF, contribution commitments from 27 donors totaling $288,470,000 were allocated to TASF. Of this amount, $170,081,000[1] was recorded as "DUE FROM CONTRIBUTORS" which are payable throughout the replenishment period of 2009–2012.

Total contributions for the nine months ended 30 September 2010 comprise the fourth regularized replenishment of TASF amounting to $445,000, direct and voluntary contribution of India and Pakistan amounting to Rs20,000,000 ($437,000 equivalent) and $70,000, respectively, and allocation of $40,000,000 from OCR's 2009 allocable net income. In addition, the fund received $64,710,000 from 26 donors as part of the fourth regularized replenishment of TASF.

NOTE H—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 351,837,000	$ –	$ 351,837,000	$ –
Securities purchased under resale arrangement	18,516,000	–	18,516,000	–
Total assets at fair value	**$ 370,353,000**	**$ –**	**$ 370,353,000**	**$ –**

[1] US dollar equivalent at 30 September 2010 exchange rates.

continued

	31 December 2009	Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 320,069,000	$ –	$ 320,069,000	$ –
Securities purchased under resale arrangement	8,005,000	–	8,005,000	–
Total assets at fair value	**$ 328,074,000**	**$ –**	**$ 328,074,000**	**$ –**

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 570	$ 3,165	$ 3,735	$ 77	$ 315	$ 392
INVESTMENTS (Notes C and G)	36,061	127,280	163,341	36,492	158,488	194,980
ACCRUED REVENUE	0	11	11	1	9	10
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D) [1]	–	3,446	3,446	–	3,321	3,314
TOTAL [1]	**$ 36,631**	**$ 133,902**	**$ 170,533**	**$ 36,570**	**$ 162,133**	**$ 198,696**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D) [1]	$ –	$ 418	$ 418	$ 7	$ 211	$ 211
UNDISBURSED COMMITMENTS Technical assistance (Note E)	–	81,956	81,956	–	94,081	94,081
TOTAL LIABILITIES [1]	–	82,374	82,374	7	94,292	94,292
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	–	51,528	51,528	–	67,841	67,841
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	51,528	79,727	28,199	67,841	96,040
Net Accumulated Investment Income						
Temporarily restricted	8,432	–	8,432	8,364	–	8,364
	36,631	51,528	88,159	36,563	67,841	104,404
TOTAL [1]	**$ 36,631**	**$ 133,902**	**$ 170,533**	**$ 36,570**	**$ 162,133**	**$ 198,696**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).
[1] Totals may not add up due to elimination of interfund account ($7,000 - 31 December 2009).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 291	$ 291	$ –	$ 1,243	$ 1,243
REVENUE FROM OTHER SOURCES	0	13	13	–	(143)	(143)
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	–	–	–	(223)	–	(223)
Total	0	304	304	(223)	1,100	877
EXPENSES						
Technical assistance—net (Note E)	–	16,169	16,169	(223)	25,251	25,028
Administrative expenses	–	446	446	–	1,019	1,019
Financial expenses	–	0	0	–	0	0
Total	–	16,615	16,615	(223)	26,270	26,047
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	0	(16,311)	(16,311)	–	(25,170)	(25,170)
EXCHANGE LOSSES	–	(2)	(2)	–	(20)	(20)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	0	(16,313)	(16,313)	–	(25,190)	(25,190)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	68	–	68	144	–	144
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	–	–	–	223	–	223
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	68	–	68	367	–	367
INCREASE (DECREASE) IN NET ASSETS	68	(16,313)	(16,245)	367	(25,190)	(24,823)
NET ASSETS AT BEGINNING OF PERIOD	36,563	67,841	104,404	36,186	105,930	142,116
NET ASSETS AT END OF PERIOD	**$ 36,631**	**$ 51,528**	**$ 88,159**	**$ 36,553**	**$ 80,740**	**$ 117,293**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 69	$ 289	$ 358	$ 221	$ 1,383	$ 1,604
Technical assistance disbursed	(7)	(28,043)	(28,050)	(42)	(29,921)	(29,963)
Administrative and financial expenses paid	–	(614)	(614)	–	(1,102)	(1,102)
Net cash received from other sources	0	10	10	0	15	15
Net Cash Provided by (Used in) Operating Activities	62	(28,358)	(28,296)	179	(29,625)	(29,446)
CASH FLOWS FROM INVESTING ACTIVITES						
Maturities of investments	1,369,376	2,952,092	4,321,468	849,076	4,423,764	5,272,840
Purchases of investments	(1,368,945)	(2,920,884)	(4,289,829)	(848,902)	(4,391,748)	(5,240,650)
Net Cash Provided by Investing Activities	431	31,208	31,639	174	32,016	32,190
Effect of Exchange Rate Changes on Due from Banks	–	0	0	–	0	0
Net Increase in Due from Banks	493	2,850	3,343	353	2,391	2,744
Due from Banks at Beginning of Period	77	315	392	224	489	713
Due from Banks at End of Period	$ 570	$ 3,165	$ 3,735	$ 577	$ 2,880	$ 3,457

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on JSF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with JSF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

The annualized rates of return on the average investments held under ACCSF and JSF during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, were 0.25% and 0.27%, respectively (0.66% and 0.91%, respectively – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

		30 September 2010	31 December 2009
Amounts Receivable by:			
JSF from:	ACCSF	$ –	$ 7,000
	TASF	–	1,000
	Agency Trust Funds—net	16,000	–
	Total	$ 16,000	$ 8,000
Amounts Payable by:			
JSF to:	OCR	$ 100,000	$ 115,000
	TASF	302,000	–
	Agency Trust Funds—net	–	1,000
	Total	$ 402,000	$ 116,000
ACCSF to:	JSF	$ –	$ 7,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2010, an amount of $7,160,000 ($3,812,000 – 2009) was thus written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2010, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2009).

continued

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 163,341,000	$ –	$ 163,341,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 194,980,000	$ –	$ 194,980,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 990	$ 453
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and E)	8,123	2,055
PROPERTY, FURNITURE, AND EQUIPMENT	127	177
DUE FROM CONTRIBUTORS	–	8,038
OTHER ASSETS	2,707	2,460
TOTAL	**$ 11,947**	**$ 13,183**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 6,191	$ 5,921
UNCOMMITTED BALANCES (ADBISF-2)		
Unrestricted net assets	5,756	7,262
TOTAL	**$ 11,947**	**$ 13,183**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note F)		$ 8,368		$ –
REVENUE				
From rental (Note G)		375		355
From investments (Note C)		3		7
From other sources—net		1		2
Total		8,747		364
EXPENSES				
Administrative expenses	$ 7,940		$ 7,817	
Program expenses	3,192	11,132	3,520	11,337
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(2,385)		(10,973)
EXCHANGE GAINS (LOSSES)—NET		250		(255)
TRANSLATION ADJUSTMENTS		629		(337)
DECREASE IN UNRESTRICTED NET ASSETS		(1,506)		(11,565)
NET ASSETS AT BEGINNING OF PERIOD		7,262		15,723
NET ASSETS AT END OF PERIOD		**$ 5,756**		**$ 4,158**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 16,323	$ 7,871
Interest on investments received	3	7
Expenses paid	(11,046)	(11,278)
Others—net	626	(102)
Net Cash Provided by (Used in) Operating Activities	5,906	(3,298)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (payments for) receipts from securities purchased under resale arrangement	(5,242)	3,123
Effect of Exchange Rate Changes on Due from Banks	(127)	56
Net Increase (Decrease) in Due from Banks	537	(119)
Due from Banks at Beginning of Period	453	304
Due from Banks at End of Period	$ 990	$ 185

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, contributions from Japan and Australia have been received. Australia became the second donor of the Institute, making its first contribution in June 2010. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and E provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ADBISF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with ADBISF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of

continued

subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

All investment securities held by the Institute are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.06% (0.08% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 8,123,000	$ –	$ 8,123,000	$ –

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 2,055,000	$ –	$ 2,055,000	$ –

See Notes C and D for discussions relating to investments and securities purchased under resale arrangement. In all other cases, the carrying amounts of ADBISF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE F—CONTRIBUTIONS

In June 2010, the Governments of Australia and Japan committed its 1st and 15th contributions to the Institute, respectively.

NOTE G—REVENUE

Revenue from rental consists of sublease rental income totaling $375,000 ($355,000 – 2009) received according to a space sharing agreement with the Japan Representative Office of ADB.

NOTE H—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADBISF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 10,820	$ 449
INVESTMENTS (Notes C and F)	43,524	97,896
ACCRUED REVENUE	–	2
ADVANCES FOR GRANTS	8,045	23,565
TOTAL	**$ 62,389**	**$ 121,912**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 246	$ 597
UNDISBURSED COMMITMENTS (Note E)	58,682	116,784
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	3,461	4,531
TOTAL	**$ 62,389**	**$ 121,912**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 *(Unaudited)*	**2009** *(Unaudited)*
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 126	$ 1,136
From other sources	3	(306)
Total	129	830
EXPENSES		
Administrative expenses (Note D)	1,161	1,556
Financial expenses	1	1
Total	1,162	1,557
REVENUE LESS THAN EXPENSES	(1,033)	(727)
TRANSFER TO ASIA PACIFIC DISASTER RESPONSE FUND	–	(40,000)
NET EXCHANGE LOSSES	(37)	(67)
DECREASE IN NET ASSETS	(1,070)	(40,794)
NET ASSETS AT BEGINNING OF PERIOD	4,531	46,387
NET ASSETS AT END OF PERIOD	**$ 3,461**	**$ 5,593**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 128	$ 2,036
Grants/Technical assistance disbursed	(42,690)	(62,069)
Transfer to Asia Pacific Disaster Response Fund	–	(40,000)
Administrative and financial expenses paid	(1,442)	(2,008)
Net cash received from (paid for) other activities	3	(305)
Net Cash Used in Operating Activities	(44,001)	(102,346)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,047,267	7,836,321
Purchases of investments	(7,992,895)	(7,723,045)
Net Cash Provided by Investing Activities	54,372	113,276
Net Increase in Due from Banks	10,371	10,930
Due from Banks at Beginning of Period	449	383
Due from Banks at End of Period	$ 10,820	$ 11,313

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ATF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with ATF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note G provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.24% (0.78% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the ATF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $246,000 ($590,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no grants which became effective or completed/cancelled during the periods ended 30 September 2010 and 2009.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ATF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 43,524,000	$ –	$ 43,524,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 97,896,000	$ –	$ 97,896,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 8,180	$ 551
INVESTMENTS (Notes C and G)	25,185	49,195
ACCRUED REVENUE	44	59
ADVANCES FOR GRANTS	7,135	3,007
TOTAL	**$ 40,544**	**$ 52,812**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 10	$ 52
UNDISBURSED COMMITMENTS (Note E)	36,931	49,446
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	3,603	3,314
TOTAL	**$ 40,544**	**$ 52,812**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 943	$ 1,780
From other sources	131	70
Total	1,074	1,850
EXPENSES		
Administrative and financial expenses	251	203
REVENUE IN EXCESS OF EXPENSES	823	1,647
NET EXCHANGE LOSSES	(534)	(702)
INCREASE IN NET ASSETS	289	945
NET ASSETS AT BEGINNING OF PERIOD	3,314	2,203
NET ASSETS AT END OF PERIOD	**$ 3,603**	**$ 3,148**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 3,385
Interest on investments received	955	1,843
Net cash received from other sources	131	121
Grants and technical assistance disbursed	(16,644)	(8,943)
Administrative and financial expenses paid	(292)	(200)
Net Cash Used in Operating Activities	(15,850)	(3,794)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	781,119	1,285,122
Acquisition of investments	(757,577)	(1,277,107)
Net Cash Provided by Investing Activities	23,542	8,015
Effect of Exchange Rate Changes on Due from Banks	(63)	(101)
Net Increase in Due from Banks	7,629	4,120
Due from Banks at Beginning of Period	551	823
Due from Banks at End of Period	$ 8,180	$ 4,943

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on PEF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with PEF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 and 31 December 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 3.83% (4.35% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $10,000 ($45,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no TA or grants which became effective or completed/cancelled during the periods ended 30 September 2010 and 2009.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for-development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway's and Belgium's contributions.

In 2008, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). PEF received in full the remaining contributions due from Australia amounting to A$4,300,000 ($3,233,000 equivalent) in 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market

continued

corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 *requires the fair value measurement to maximize the use of market observable* inputs.

The fair value of the following financial assets of PEF as of 30 September 2010 and 31 December 2009 were reported based on the following:

	30 September 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 25,185,000	$ –	$ 25,185,000	$ –

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 49,195,000	$ –	$ 49,195,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of PEF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,582	$ 270
INVESTMENTS (Notes C and G)	38,451	34,856
ACCRUED REVENUE	12	11
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	1,727	610
TOTAL	**$ 41,772**	**$ 35,747**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 98	$ 62
UNDISBURSED COMMITMENTS (Note E)	28,166	23,148
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	13,508	12,537
TOTAL	**$ 41,772**	**$ 35,747**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments (Note C)	100	293
From other sources—net	1	(56)
Total	10,101	237
EXPENSES		
Technical assistance (Note E)	8,937	9,300
Administrative expenses	197	216
Total	9,134	9,516
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	967	(9,279)
NET EXCHANGE GAINS	4	5
INCREASE (DECREASE) IN NET ASSETS	971	(9,274)
NET ASSETS AT BEGINNING OF PERIOD	12,537	24,588
NET ASSETS AT END OF PERIOD	**$ 13,508**	**$ 15,314**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	122	565
Technical assistance disbursed	(4,958)	(3,905)
Administrative and financial expenses paid	(235)	(199)
Net cash received from (paid for) other activities	1	(56)
Net Cash Provided by (Used in) Operating Activities	4,930	(3,595)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	341,579	318,452
Purchases of Investments	(345,197)	(314,761)
Net Cash (Used in) Provided by Investing Activities	(3,618)	3,691
Net Increase in Due From Banks	1,312	96
Due from Banks at Beginning of Period	270	1,446
Due from Banks at End of Period	$ 1,582	$ 1,542

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note G provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with RCIF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.39% (1.10% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2010	31 December 2009
Receivable from:		
Technical Assistance Special Fund	$ –	$ 47,000
Payable to:		
Ordinary capital resources	$ 47,000	$ 40,000
Technical Assistance Special Fund	51,000	–
Agency Trust Funds—net	–	16,000
Total	$ 98,000	$ 56,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were nine TA grants and one supplementary approval totaling $8,950,000 (nine TA grants and one supplementary approval totaling $9,300,000 – 2009) which became effective, and $13,000 undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the RCIF from the 2009 OCR allocable net income.

continued

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 15,007,000	$ 15,007,000	$ –	$ –
Time deposits	23,444,000	–	23,444,000	–
Total assets at fair value	**$ 38,451,000**	**$ 15,007,000**	**$ 23,444,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 15,030,000	$ –	$ 15,030,000	$ –
Time deposits	19,826,000	–	19,826,000	–
Total assets at fair value	**$ 34,856,000**	**$ –**	**$ 34,856,000**	**$ –**

Starting 2010, investments under government or government-guaranteed obligations priced by the Bloomberg Valuation Services (BVAL) have been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of RCIF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,659	$ 209
INVESTMENTS (Notes C and G)	44,335	39,232
ACCRUED REVENUE	14	13
ADVANCES FOR GRANTS AND OTHER ASSETS	529	339
TOTAL	**$ 46,537**	**$ 39,793**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D)	$ 33	$ 102
UNDISBURSED COMMITMENTS (Note E)	27,279	12,989
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	19,225	26,702
TOTAL	**$ 46,537**	**$ 39,793**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments (Note C)	116	200
From other sources	0	0
Total	10,116	200
EXPENSES		
Technical assistance (Note E)	17,200	10,830
Administrative expenses	392	179
Total	17,592	11,009
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(7,476)	(10,809)
NET EXCHANGE (LOSSES) GAINS	(1)	4
DECREASE IN NET ASSETS	(7,477)	(10,805)
NET ASSETS AT BEGINNING OF PERIOD	26,702	37,427
NET ASSETS AT END OF PERIOD	**$ 19,225**	**$ 26,622**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	141	273
Technical assistance disbursed	(3,101)	(772)
Administrative and financial expenses paid	(460)	(140)
Cash received from other activities	0	0
Net Cash Provided by (Used in) Operating Activities	6,580	(639)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	532,561	323,837
Purchases of investments	(537,691)	(323,193)
Net Cash (Used in) Provided by Investing Activities	(5,130)	644
Net Increase in Due From Banks	1,450	5
Due from Banks at Beginning of Period	209	1,564
Due from Banks at End of Period	$ 1,659	$ 1,569

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note G provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with CCF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.
The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.40% (0.76% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 30 September 2010, $34,000 ($95,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were nine TA/grants and two supplementary approvals totaling to $17,200,000 (13 TA/grants totaling $10,830,000 – 2009) which became effective, and no undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the CCF from the 2009 OCR allocable net income.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of CCF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 18,008,000	$ 18,008,000	$ –	$ –
Time deposits	26,327,000	–	26,327,000	–
Total assets at fair value	**$ 44,335,000**	**$ 18,008,000**	**$ 26,327,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 18,035,000	$ –	$ 18,035,000	$ –
Time deposits	21,197,000	–	21,197,000	–
Total assets at fair value	**$ 39,232,000**	**$ –**	**$ 39,232,000**	**$ –**

Starting 2010, investments under government or government-guaranteed obligations priced by the Bloomberg Valuation Services (BVAL) have been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of CCF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 10,490	$ 3,501
INVESTMENTS (Notes C and G)	20,115	29,563
ACCRUED REVENUE	1	1
ADVANCES FOR GRANTS	8,500	7,000
TOTAL	**$ 39,106**	**$ 40,065**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 20	$ 13
UNDISBURSED COMMITMENTS (Note F)	8,500	7,000
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	30,586	33,052
TOTAL	**$ 39,106**	**$ 40,065**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ –	$ 40,000
REVENUE		
From investments (Note C)	53	51
From other sources	1	–
Total	54	40,051
EXPENSES		
Technical assistance (Note F)	2,500	–
Administrative expenses	20	–
Financial expenses	0	–
Total	2,520	–
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(2,466)	40,051
NET ASSETS AT BEGINNING OF PERIOD	33,052	–
NET ASSETS AT END OF PERIOD	**$ 30,586**	**$ 40,051**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 40,000
Interest on investments received	53	26
Cash received from other sources	1	–
Technical assistance disbursed	(2,500)	–
Administrative and financial expenses paid	(13)	–
Net Cash (Used in) Provided by Operating Activities	(2,459)	40,026
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,345,353	303,834
Purchases of investments	(1,335,905)	(342,360)
Net Cash Provided by (Used in) Investing Activities	9,448	(38,526)
Net Increase in Due From Banks	6,989	1,500
Due from Banks at Beginning of Period	3,501	–
Due from Banks at End of Period	$ 10,490	$ 1,500

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and for the period 1 April to 30 September 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to developing member countries (DMCs) affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance; as well as for any other activities that may be agreed between external contributors and ADB.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on APDRF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with APDRF's 31 March 2011 financial statements.

continued

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the period ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.26% (0.35% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the APDRF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $20,000 was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" (nil – 31 December 2009).

NOTE E—CONTRIBUTIONS

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there was one grant amounting to $2,500,000 which became effective (nil – 2009), and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

continued

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of APDRF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 20,115,000	$ –	$ 20,115,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 29,563,000	$ –	$ 29,563,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of APDRF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 September 2010.



Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

30 September 2010
(Unaudited)

Asian Development Bank

CONTENTS

30 September 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS

Management's Discussion and Analysis

I. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts financial resources through ordinary capital resources (OCR) and Special Funds. The Charter requires that each funding resource be kept separate from the others. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. Ordinary Capital Resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of financial reporting

Statutory Reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory basis."

ADB has elected not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value and recognize the changes in the fair value of derivative instruments for the period as part of net income. Although most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries.

Effective 1 January 2008, ADB elected to implement the provisions of *Fair Value Option* on a selective basis. ADB fair values all borrowings that are swapped, which includes all hybrid borrowings that are fair valued in accordance with *Fair Value Election for Hybrid Financial Instruments*. Applying *Fair Value Option* selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of *Derivatives and Hedging* in 2001. This application partially reduces the artificial

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2009. ADB undertakes no obligation to update any forward-looking statements made in such documents.

volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments. ADB continues to report its loans at amortized cost and reports most of its investments (except short term instruments that are recorded at cost) at fair value. In conjunction with this change, ADB also implemented ASC 820 *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings.

Management Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, management believes that the statutory income may not fully reflect the overall economic value of ADB's financial position. Accordingly, ADB also reports "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. Operating income is used as key measures to manage financial position. Operating income has been used as the preliminary measure for financial management decisions and monitoring key financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted a very conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the periodic unrealized gains and losses reported under statutory basis will eventually converge with the net cash income/expenses ADB recognizes over the life of the transaction.

The Management Reporting Balance Sheet reconciled from the statutory reporting for the period ended 30 September 2010 can be found in Appendix 1.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower compared with the same period last year as a result of the decrease in interest rates, specifically US dollar and Japanese yen 6-month LIBOR. The increase in return on earning assets reflects the increase in net income and operating income compared to the previous year. Please refer to the Overall Financial Results section for discussion on revenue and expenses.

Table 1: Selected Financial Data
(Amounts in $ million)

	30 September 2010	30 September 2009	31 December 2009
Operational Highlights			
Loan and Guarantees Approved	4,465	6,026	11,417
Gross Loan Dibursements	3,702	3,737	7,898
Net Loan Disbursements[a]	2,063	2,447	6,007
Statutory Reporting Basis			
Net Income (Loss)	472	(286)	(28)
Return on Earning Assets (%)	0.95	(0.35)	(0.05)
Return on Loans (%)	1.54	2.85	2.67
Return on Investments (%)	2.20	2.96	2.93
Cost of Borrowings (%)	1.71	3.68	2.91
Management Reporting Basis			
Operating Income[b]	435	293	420
Return on Earning Assets (%)	0.90	0.72	0.77
Return on Loans (%)	1.58	2.78	2.55
Return on Investments (%)	2.24	2.95	2.87
Cost of Borrowings (%)	0.82	2.09	1.83

( ) = negative.
Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] *Includes gross loan disbursements less principal repayments and prepayments.*
[b] Starting September 2009, management reporting income is defined as the operating income (footnote 1).

C. *Overall Financial Results*

Net Income (Loss). Table 2 presents the overall financial results for the nine months ended 30 September 2010. Net income for the period was $472.1 million compared to net loss of $286.2 million for the same period in 2009. The increase in net income is primiarily due to an increase of $142.0 million in operating income and an increase of $616.3 million in net unrealized gains and losses, driven by the favorable change in the fair value of derivative instruments.

Operating Income. Operating income[1] for the nine months ended 30 September 2010 was $434.9 million compared to $292.9 million for the same period in 2009. The increase in operating income was predominantly due to the following:

- $69.9 million increase in income from equity investments;
- $158.1 million decrease in provision for losses which is mainly attributed to the decrease in provisions by $82.0 million ($39.7 million – 2010; $121.6 million – 2009) and the increase in write backs of $76.1 million ($80.5 million – 2010; $4.4 million – 2009); and
- $325.2 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared to the same period in 2009; offset by
- $256.4 million decrease in overall loan income, mainly due to decrease in interest income brought about by the declining interest rate environment;

[1] Operating income is defined as statutory net income before unrealized gains/losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains/losses from equity investment accounted under equity method.

- $68.2 million decrease in investment income resulting mainly from decrease in interest income associated with lower returns on the investments portfolio; and

- $92.0 million increase in administrative expenses allocated to OCR due to the decrease in deferred loan origination cost resulting from adjustments in the estimate of the loan origination costs and planned increase in administrative expenses.

Net unrealized gains of $24.4 million for the nine months ended 30 September 2010 (net unrealized losses of $568.1 million – 2009) are primarily the result of changes in fair value totaling $29.5 million ($565.9 million – 2009) for derivative instruments and selected borrowings that are fair valued.

Table 2: Overall Financial Results for the Nine Months Ended 30 September
($ thousand)

	2010	2009	Increase (Decrease)
Income from loans	**552,309**	**650,619**	**(98,310)**
Interest income	515,062	755,934	(240,872)
Provision for losses	40,860	(117,197)	(158,057)
Others	(3,613)	11,882	(15,495)
Income from investments	**311,211**	**379,368**	**(68,157)**
Interest income	279,950	361,598	(81,648)
Realized gain	31,261	17,770	13,491
Income (Loss) from equity investments (EI)	**63,549**	**(6,332)**	**69,881**
Profit on sale	49,565	820	48,745
Realized losses on proportionate share of income from EI accounted under the equity method	(2,080)	(13,942)	(11,862)
Impairment loss	(1,146)	(11,060)	(9,914)
Dividend income	17,184	17,748	(564)
Others	27	103	(76)
Other income/expenses—net	**21,488**	**16,033**	**5,455**
Borrowings and related expenses	**(294,973)**	**(620,176)**	**(325,203)**
Administrative expenses - OCR	**(218,674)**	**(126,631)**	**92,043**
Operating Income	**434,910**	**292,881**	**142,029**
Net unrealized gains (losses)	**24,370**	**(568,137)**	**592,507**
Net unrealized gains (losses) on proportionate share of income from EI accounted under the equity method	**12,840**	**(10,980)**	**23,820**
Net income (loss)	**472,120**	**(286,236)**	**758,356**

Note: The totals may not sum precisely due to rounding.

Review of Activities. During the period, 30 OCR loans totaling $3.9 billion were approved compared with 34 approvals totaling $6.0 billion for the same period last year. Total disbursements for both periods in 2010 and 2009 totaled $3.7 billion. Of the loan disbursements for the period, 87.5% was for sovereign loans and 12.5% for nonsovereign loans (91.9% and 8.1% – 2009).

As of 30 September 2010, two nonsovereign loans were in arrears and in non-accrual status (three – 31 December 2009). The principal outstanding balance of these loans totaled to $33.0 million ($38.4 million – 31 December 2009), $21.8 million ($19.0 million – 31 December 2009) of which were overdue.

Loan Exposure. As of 30 September 2010, OCR's outstanding loan exposure was $44.3 billion ($41.7 billion – 31 December 2009), after net unamortized loan origination costs and allowance for loan losses, of which $42.1 billion is for sovereign loans and $2.2 billion is for nonsovereign loans.

Investment Position. The OCR investment portfolio after swaps including securities purchased under resale arrangement and accrued interest amounted to $18.7 billion as of 30 September 2010 ($14.4 billion – 31 December 2009). The annualized rate of return on total OCR investments portfolio excluding unrealized gains and losses was 2.2% for the nine months ended 30 September 2010 (3.0% – 2009).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio defaults. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2010, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the ELR, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $165.1 billion as of 30 September 2010. Subscribed capital as of 30 September 2010 is 7,395,895 shares valued at $114.8 billion which consist of $6.3 billion paid-in and $108.5 billion callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

As of 30 September 2010, ADB has received subscriptions from 29 members under the fifth general capital increase (GCI V) totaling $46.4 billion.

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of previous year's net income to reserves and surplus and to the extent feasible, it transfers part of the net income to Special Funds to support development activities in its DMCs.

ADB limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to lending authority defined as the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In addition, ADB limits the gross outstanding borrowings to the

borrowing authority defined as the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 September 2010, ADB's available lending headroom was $81.3 billion ($29.5 billion – 31 December 2009). The $51.8 billion increase mainly resulted from $54.6 billion increase in the lending authority, brought about primarily by: (i) additional subscriptions received from the GCI V ($42.3 billion); and (ii) favorable translation adjustments ($11.8 billion); offset by (iii) the increase in outstanding loans, guarantees, and equity investments ($2.8 billion).

As of 30 September 2010, ADB's available borrowing headroom was $27.7 billion ($5.8 billion – 31 December 2009). The $21.9 billion increase in the headroom mainly resulted from $28.2 billion increase in borrowing authority, brought about mainly by: (i) increase in callable capital from nonborrowing member countries and paid-in-capital received from GCI V ($21.5 billion); and (ii) favorable translation adjustments ($6.0 billion); offset by (iii) increase in total outstanding borrowings after swaps ($6.3 billion).

III. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); and the Asia Pacific Disaster Response Fund (APDRF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

A. Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2010, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.4 billion ($11.8 billion), with new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment became effective on 16 June 2009. As of 30 September 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2.3 billion.

Loan Conversion. As an application of the new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers with the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 30 September 2010, 17 out of 30 ADF borrowing countries have opted for the conversion which are being carried out on the nearest loan service payment date of each loan from the dates the borrowing countries confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the translation adjustments of the loans were

reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position. There were no loan conversions for the nine months ended 30 September 2010 (45 – 2009).

Grant Framework and Hard-term Facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is being reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% (1.60% – 2009). During the nine months ended 30 September 2010, there was one loan approval under this new facility (five – for the year 2009).

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted the policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income is $82.4 million. The principal component of the estimated debt relief costs was recorded as a reduction of the disbursed and outstanding loans on a provisional basis. The accumulated provision for HIPC Debt Relief is reduced as debt relief is provided on the loan service payment dates. As of 30 September 2010, outstanding loans of $2.4 million had been written off under this arrangement.

Contributed Resources. ADF X became effective on 16 June 2009. As of 30 September 2010, $3.6 billion has been committed and made effective, of which $1.7 billion has been received and made available for operational commitments.

In August 2010, ADB's Board of Governors adopted Board Resolution No. 345 to reduce Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2.0 million to $0.4 million. The reduction consisted of the remaining unpaid commitment.

During the period, $754.7 million contributions ($748.5 million – ADF X, and $6.2 million – ADF IX), inclusive of amortized discount due to accelerated note encashments, were received and made available for operational commitment. These were recorded as contributed resources of ADF in 2010.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX and X, amounted to $38.3 billion as of 30 September 2010 ($36.5 billion – 31 December 2009), of which $36.0 billion ($33.6 billion – 31 December 2009) was made available for operational commitments. The $2.3 billion contributions not yet available ($2.9 billion – 31 December 2009) comprises of: (i) unpaid qualified contributions; (ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 30 September 2010 increased to $2.4 billion ($1.7 billion – 31 December 2009).

Review of Activities. During the period, 32 ADF loans totaling $1.4 billion were approved compared with 23 approvals totaling $1.3 billion for the same period last year. Disbursements for the period totaled $1.1 billion, a decrease of 19.8% from $1.4 billion for the same period in 2009.

As of 30 September 2010, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $0.6 billion ($0.6 billion – 31 December 2009), $0.3 billion ($0.3 billion – 31 December 2009) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, 16 grants totaling $0.5 billion (22 grants totaling $0.6 billion – 2009) became effective.

Loan Exposure. As of 30 September 2010, ADF's outstanding loan exposure was $28.7 billion, net of allowance for HIPC Debt Relief of $79.9 million.

Investment Position. The ADF investment portfolio including securities purchased under resale arrangement and accrued interest amounted to $5.8 billion as of 30 September 2010 ($5.7 billion – 31 December 2009). About 36.2% of the portfolio was placed in bank deposits and 63.8% was invested in fixed income securities. The annualized rate of return on total ADF investments portfolio excluding unrealized gains and losses was 1.9% for the nine months ended 30 September 2010 (2.3% – 2009).

B. Technical Assistance Special Fund (TASF)

The Technical Assistance Special Fund was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to allocate 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed Resources. As of 30 September 2010, 27 donors committed a total of $288.5 million to TASF, as part of the ADF X and the fourth regularized replenishment of TASF. Of the total commitment, $135.6 million have been received.

During the period, India and Pakistan made direct voluntary contribution amounting to Rs20.0 million ($0.4 million) and $0.1 million, respectively. In addition, $40.0 million was allocated to TASF as part of OCR's 2009 net income allocation and a total of $0.4 million regularized replenishment was received. As of 30 September 2010, total TASF resources amounted to $1,758.9 million, of which $1,455.7 million was committed, leaving an uncommitted balance of $303.2 million ($322.7 million – 31 December 2009).

Operations. Total TA commitments (approved and effective) during the period amounted to $74.6 million ($65.6 million – 2009), net of $8.4 million ($10.3 million – 2009) write back of undisbursed commitments for completed and cancelled TA projects. Undisbursed commitments for technical assistance increased to $263.8 million as of 30 September 2010 ($258.8 million as of 31 December 2009).

Investment Position. As of 30 September 2010, total TASF investment portfolio, amounted to $370.4 million, compared to $328.1 million balance as of year-end of 2009. Revenue from investments for the nine months ended 30 September 2010 decreased to $1.7 million from $2.0 million for the same period in 2009, due to decrease in average yield.

C. *Japan Special Fund (JSF)*

The Japan Special Fund was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed Resources. As of 30 September 2010, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $922.2 million of which has been committed, leaving an uncommitted balance of $51.5 million ($67.8 million – 31 December 2009).

Operations. During the period, total TA commitments amounted to $16.2 million ($25.2 million – 2009), net of $7.2 million ($3.6 million – 2009) write back for financially completed and cancelled projects. The undisbursed TA commitments decreased to $82.0 million as of 30 September 2010 ($94.1 million – 31 December 2009).

Investment position. As of 30 September 2010, total JSF investment portfolio amounted to $127.3 million ($158.5 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.3 million from $1.2 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.6 million as of 30 September 2010 will be retained in the ACCSF until the completion of administrative matters.

D. *ADB Institute Special Fund (ADBISF)*

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2010, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $5.6 million.

E. *Asian Tsunami Fund (ATF)*

The Asian Tsunami Fund was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004.

Contributed Resources. As of 30 September 2010, total resources of the fund amounted to $586.9 million, $583.4 million of which has been committed, leaving an uncommitted balance of $3.5 million ($4.5 million – 31 December 2009).

Operations. There were no technical assistance or grants approved or made effective during the period. The balance of undisbursed commitments as of 30 September 2010 amounted to $58.7 million, compared with $116.8 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of ATF amounted to $43.5 million ($97.9 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $1.1 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

F. Pakistan Earthquake Fund (PEF)

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

Contributed Resources. As of 30 September 2010, total resources of the fund amounted to $145.0 million, $141.4 million of which has been committed, leaving an uncommitted balance of $3.6 million ($3.3 million – of 31 December 2009).

Operations. There were no technical assistance or grants approved or made effective during the period. The balance of undisbursed commitments as of 30 September 2010 amounted to $36.9 million, compared with $49.4 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of PEF amounted to $25.2 million ($49.2 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 amounted to $0.9 million compared with $1.8 million during the same period in 2009 due to the decrease in average volume of investments and decline in average yield.

G. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed Resources. In May 2010, the Board of Governors approved the transfer of $10.0 million from the 2009 OCR allocable net income. As of 30 September 2010, total resources of the fund amounted to $53.0 million, $39.5 million of which has been committed, leaving an uncommitted balance of $13.5 million ($12.5 million – 31 December 2009).

Operations. During the period, nine technical assistance (TA) and one supplementary TA approval totaling $8.9 million became effective (nine TA and one supplementary TA approval totaling $9.3 million – 2009). The balance of undisbursed commitments as of 30 September 2010 amounted to $28.2 million, compared with $23.1 million as of year-end of 2009.

Investment position. As of 30 September 2010, total investment portfolio of RCIF amounted to $38.5 million ($34.9 million – 31 December 2009). Revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $0.3 million for the same period in 2009 due to the decline in average yield.

H. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed Resources. In May 2010, the Board of Governors approved the transfer of $10.0 million from the 2009 OCR allocable net income. As of 30 September 2010, total resources of the fund amounted to $51.0 million, $31.8 million of which has been committed, leaving an uncommitted balance of $19.2 million ($26.7 million – 31 December 2009).

Operations. During the period, nine technical assistance (TA) and grants and two supplementary TA approvals totaling $17.2 million were approved and became effective (13 TA and grants totaling $10.8 million – 2009). The balance of undisbursed commitments as of 30 September 2010 amounted to $27.3 million ($13.0 million – 31 December 2009).

Investment position. As of 30 September 2010, total investment portfolio of the CCF amounted to $44.3 million ($39.2 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 decreased to $0.1 million from $0.2 million for the same period in 2009 due to the decline in average yield.

I. Asia Pacific Disaster Response Fund (APDRF)

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed Resources. The initial fund of $40.0 million was transferred from ATF in May 2009. With accumulated investment income of $0.1 million, total resources of the fund as of 30 September 2010 amounted to $40.1 million, $9.5 million of which has been committed, leaving an uncommitted balance of $30.6 million ($33.1 million – 31 December 2009).

Operations. There was one grant approved and became effective totaling $2.5 million during the period (nil – 2009). As of 30 September 2010, the balance of undisbursed commitments was $8.5 million ($7.0 million – 31 December 2009).

Investment position. As of 30 September 2010, total investment portfolio of the APDRF amounted to $20.1 million ($29.6 million – 31 December 2009). Total revenue from investments for the nine months ended 30 September 2010 and 2009 was $0.1 million.

Appendix 1

Condensed Management Reporting Balance Sheets as of 30 September 2010 and 31 December 2009
($ thousand)

	30 September 2010			31 December 2009
	Statutory Basis	**Adjustments[a]**	**Management Reporting Basis**	**Management Reporting Basis**
Due from banks	158,239	–	158,239	129,843
Investments and accrued income	18,546,575	–	18,546,575	14,237,703
Securities transferred under repurchase agreement	940,302	–	940,302	551,386
Securities purchased under resale arrangement	470,489	–	470,489	335,240
Loans outstanding and accrued interest	44,457,630	(300)	44,457,330	41,921,783
Provision for loan losses and unamortized net loan origination costs	6,817	–	6,817	(18,636)
Equity investments	958,972	(37,508)	921,464	859,772
Receivable from members	307,232	–	307,232	142,181
Receivable from swaps				
Borrowings	29,346,846	(3,360,472)	25,986,374	22,157,287
Others	2,695,120	(199,450)	2,495,670	818,779
Other assets	2,500,111	–	2,500,111	1,520,815
TOTAL	**100,388,333**	**(3,597,730)**	**96,790,603**	**82,656,153**
Borrowings and accrued interest	51,571,412	(685,140)	50,886,272	43,062,391
Payable for swaps				
Borrowings	25,265,876	(2,241,012)	23,024,864	20,569,240
Others	3,090,922	(375,549)	2,715,373	926,081
Payable for swap related collateral	1,966,950	–	1,966,950	735,050
Payable under securities repurchase agreement	929,371	–	929,371	555,000
Accounts payable and other liabilities	1,225,833	–	1,225,833	1,763,223
Total Liabilities	**84,050,364**	**(3,301,701)**	**80,748,663**	**67,610,985**
Paid-in capital	4,189,944	–	4,189,944	3,818,297
Net notional maintenance of value receivable	(465,502)	–	(465,502)	(523,220)
Ordinary reserve	10,024,274	1,629	10,025,903	9,791,035
Special reserve	226,736	–	226,736	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	464,288	(37,210)	427,078	410,882
Accumulated other comprehensive income	336,952	(76,927)	260,025	(48,485)
Total Equity	**16,337,969**	**(296,029)**	**16,041,940**	**15,045,168**
TOTAL	**100,388,333**	**(3,597,730)**	**96,790,603**	**82,656,153**

( ) = negative.

[a] Includes reversal of ASC 815/825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.

[b] Net income after appropriation of guarantee fees to Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 158,239		$ 129,843
INVESTMENTS (Notes C and M)		18,429,284		14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and M)		940,302		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		470,489		335,240
LOANS OUTSTANDING (Notes E and M) (Including ASC 815 adjustment of $300 - 30 September 2010, $365 - 31 December 2009, net unamortized loan origination costs of $53,144 - 30 September 2010, $84,606 - 31 December 2009, net of allowance for loan losses of $46,327 - 30 September 2010, $103,242 - 31 December 2009)		44,268,039		41,713,048
EQUITY INVESTMENTS (Notes H and M)		958,972		884,440
ACCRUED INTEREST RECEIVABLE		313,699		304,588
RECEIVABLE FROM MEMBERS (Note M)		307,232		142,181
RECEIVABLE FROM SWAPS (Notes G and M)				
Borrowings	$ 29,346,846		$ 24,917,264	
Others	2,695,120	32,041,966	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment	160,896		158,809	
Investment related receivables	166,314		477,016	
Swap related collateral (Note M)	1,966,950		735,050	
Securities from restructuring arrangement (Note E and M)	38,858		–	
Miscellaneous (Note I)	167,093	2,500,111	149,940	1,520,815
TOTAL		**$ 100,388,333**		**$ 85,667,238**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G, J, and M)				
At amortized cost	$ 3,871,741		$ 3,776,212	
At fair value	47,182,094	$ 51,053,835	38,313,203	$ 42,089,415
ACCRUED INTEREST ON BORROWINGS		517,577		408,783
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	25,265,876		23,503,343	
Others	3,090,922	28,356,798	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		929,371		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	200,352		689,786	
Payable for swap related collateral (Note M)	1,966,950		735,050	
Undisbursed technical assistance commitments	1,905		10,355	
Advance payments on subscriptions	30,665		–	
Accrued pension and postretirement medical benefit costs	880,048		903,466	
Miscellaneous (Note I)	112,863	3,192,783	159,616	2,498,273
Total liabilities		84,050,364		70,348,974
CAPITAL AND RESERVES (OCR-4)				
Capital Stock (Note K)				
Authorized (SDR106,389,330,000 - 30 September 2010 and 31 December 2009)				
Subscribed (SDR73,958,950,000 - 30 September 2010; SDR38,893,430,000 - 31 December 2009)		114,804,259		60,751,149
Less - "callable" shares subscribed		108,542,278		56,640,850
"Paid-in" shares subscribed		6,261,981		4,110,299
Less - subscription installments not due		1,997,930		217,636
Subscription installments matured		4,264,051		3,892,663
Less: Capital transferred to the Asian Development Fund		73,903		74,366
Paid-in-Capital - Prepayment Discount		204		–
		4,189,944		3,818,297
Net notional amounts required to maintain value of currency holdings		(465,502)		(523,220)
Ordinary reserve (Note K)		10,024,274		9,789,807
Special reserve (Note K)		226,736		218,903
Loan loss reserve (Note K)		246,000		493,162
Surplus (Note K)		1,131,756		884,594
Cumulative revaluation adjustments account (Note K)		183,521		631,129
Net income (loss) after appropriation				
For the calendar year 2009 (Note K)		–		(36,725)
For the nine months ended 30 September 2010 (OCR-2)		464,288		–
Accumulated other comprehensive income (OCR-4)		336,952		42,317
Total Capital and Reserves		16,337,969		15,318,264
TOTAL		**$ 100,388,333**		**$ 85,667,238**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 511,452	$ 767,816
From investments (Note C)	279,950	361,598
From guarantees	7,832	6,324
From equity investments	27,971	(7,072)
From other sources - net (Note L)	15,960	13,859
TOTAL REVENUE	843,165	1,142,525
EXPENSES (Note L)		
Borrowings and related expenses	294,973	623,143
Administrative expenses (Note L)	218,674	126,631
Technical assistance to member countries	(195)	81
Provision for losses (Note E)	(40,860)	117,197
Other expenses (Note L)	2,520	4,183
TOTAL EXPENSES	475,112	871,235
NET REALIZED GAINS (LOSSES)		
From loans	(3)	–
From investments (Notes C and L)	31,261	17,770
From equity investments	48,418	(10,240)
From borrowings	–	2,967
Others	21	114
NET REALIZED GAINS	79,697	10,611
NET UNREALIZED GAINS (LOSSES) (Notes J and L)	24,370	(568,137)
NET INCOME (LOSS)	**$ 472,120**	**$ (286,236)**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 505,088	$ 716,815
Interest on investments received	271,601	341,418
Interest (paid) received for securities purchased under resale/repurchase arrangement	(765)	528
Interest and other financial expenses paid	(218,348)	(631,973)
Administrative expenses paid	(248,334)	(110,349)
Technical assistance to member countries disbursed	(84)	(10,031)
Others—net	17,653	52,061
Net Cash Provided by Operating Activities	326,811	358,469
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	3,630,057	15,894,248
Maturities of investments	75,669,911	36,793,383
Purchases of investments	(84,436,501)	(54,174,409)
Net payments on future contracts	(348)	(205)
Net (payments) receipts for securities purchased under resale arrangement	(145,025)	172,887
Principal collected on loans	1,591,547	1,290,568
Loans disbursed	(3,666,563)	(3,662,304)
Receipts from swaps	420,399	5,070
Payments for swaps	(554,578)	(8,096)
Property, furniture, and equipment acquired	(15,076)	(12,807)
Change in swap related collateral	1,231,900	–
Purchases of equity investments	(43,814)	(40,628)
Sales of equity investments	95,433	21,670
Net Cash Used in Investing Activities	(6,222,658)	(3,720,623)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	12,665,410	8,360,195
Borrowings redeemed	(6,677,351)	(4,439,412)
Matured capital subscriptions collected	175,690	3,655
Issuance expenses paid	(36,961)	(12,239)
Demand obligations of members encashed	12,181	5,742
Receipts from swaps	73,777	19,053
Payments for swaps	(114,635)	(444,263)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	5,918,111	3,349,731
Effect of Exchange Rate Changes on Due from Banks	6,132	(37,604)
Net Increase (Decrease) in Due from Banks	28,396	(50,027)
Due from Banks at Beginning of Period	129,843	142,238
Due from Banks at End of Period	$ 158,239	$ 92,211

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
Balance, 1 January		$ 15,318,264		$ 15,269,470
Comprehensive income for the period:				
Net income (loss) for the period (OCR-2)	$ 472,120		$ (286,236)	
Other comprehensive income for the period	294,635	766,755	145,045	(141,191)
Subscriptions received		307,451		2,560
Change in SDR values		64,401		6,831
Paid-in-capital - prepayment discount		(205)		
Change in Ordinary Reserve		3,585		1,298
Notional MOV		57,718		(25,041)
Allocation to ADF		(120,000)		(120,000)
Allocation to TASF		(40,000)		(23,000)
Allocation to CCF		(10,000)		–
Allocation to RCIF		(10,000)		–
Balance at end of period		**$ 16,337,969**		**$ 14,970,927**

Accumulated Other Comprehensive Income
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Notes C, G, and H)

	ASC 815 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Balance, 1 January	$ (1,620)	$ (958)	$ 6,747	$ (156,805)	$ 683,627	$ 460,599	$ (646,437)	$ (401,557)	$ 42,317	$ (98,721)
Amortization	(148)	(285)	–	–	–	–	–	–	(148)	(285)
Other comprehensive income for the period	–	–	74,866	52,107	219,895	93,223	22	–	294,783	145,330
Balance, 30 September	$ (1,768)	$ (1,243)	$ 81,613	$ (104,698)	$ 903,522	$ 553,822	$ (646,415)	$ (401,557)	$ 336,952	$ 46,324

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of the management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, G, and M provide the required disclosures in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Subsequently, in February 2010, the FASB issued ASU 2010-10 which defers application of ASU 2009-17 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the Accounting Standards Codification (ASC) or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after 15 November 2009. This update did not have a material impact on OCR's 30 September 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures

continued

about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note M provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with OCR's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note N provides the required disclosures in compliance with this update.

In March 2010, the FASB issued ASU 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under Subtopic 815-15. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. This update did not have a material impact on OCR's 30 September 2010 financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. ADB is currently assessing the impact of this update on OCR's financial statements.

In March 2010, ADB revised its estimate of impairment that cannot be specifically identified for the nonsovereign portfolio. The additional provision is reflected as part of provision for losses in OCR-2 and Note E.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investment securities and negotiable certificates of deposit held as of 30 September 2010 and 31 December 2009 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2010 and 31 December 2009 are as follows:

	30 September 2010	31 December 2009
Due in one year or less	$ 7,330,790,000	$ 4,361,349,000
Due after one year through five years	9,493,193,000	7,999,187,000
Due after five years through ten years	1,605,301,000	1,763,043,000
Total	$ 18,429,284,000	$ 14,123,579,000

As of 30 September 2010, gross unrealized losses amounted to $20,389,000 from government or government-guaranteed obligations, corporate obligations, and asset-backed/mortgaged-backed securities resulting from market movement. There were two government or government-guaranteed obligation (nil – 31 December 2009), and one asset-backed/mortgaged security (one – 31 December 2009) that sustained losses for over one year representing 0.18% of the total investments.

Comparative details as of 30 September 2010 and 31 December 2009 are as follows:

As of 30 September 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,471,987,000	$ 19,699,000	$ 36,304,000	$ 485,000	$ 1,508,291,000	$ 20,184,000
Corporate bonds	4,154,000	9,000	–	–	4,154,000	9,000
Asset/Mortgage-backed securities	60,261,000	169,000	202,000	28,000	60,463,000	197,000
Total	$ 1,536,402,000	$ 19,877,000	$ 36,506,000	$ 513,000	$ 1,572,908,000	$ 20,390,000

As of 31 December 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 666,140,000	$ 3,992,000	$ –	$ –	$ 666,140,000	$ 3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Asset/Mortgage-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Total	$ 931,699,000	$ 6,388,000	$ 5,174,000	$ 71,000	$ 936,873,000	$ 6,459,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized

continued

financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans believing that there is no market for them and reports the loans at their carrying book values.

As of 30 September 2010 and 31 December 2009, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2010	31 December 2009
People's Republic of China	$ 10,379,340,000	$ 9,651,805,000
Indonesia	10,291,259,000	10,023,065,000
India	8,709,444,000	7,807,865,000
Pakistan	5,181,391,000	4,714,561,000
Philippines	4,944,733,000	4,986,391,000
Others (individually less than 5% of total loans)	4,755,055,000	4,547,997,000
Total loans	44,261,222,000	41,731,684,000
Allowance for losses	(46,327,000)	(103,242,000)
Net unamortized loan origination costs	53,144,000	84,606,000
Net loans outstanding	$ 44,268,039,000	$ 41,713,048,000

Loans outstanding as of 30 September 2010 include nonsovereign loans amounting to $2,147,254,000 ($1,869,463,000 – 31 December 2009).

The undisbursed balance of approved loans as of 30 September 2010 was $21,527,419,000 ($22,877,939,000 – 31 December 2009). This included an undisbursed balance of approved nonsovereign loans amounting to $1,057,692,000 ($1,554,379,000 – 31 December 2009), of which $134,300,000 ($434,300,000 – 31 December 2009) is for public sector borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $417,138,000 ($443,627,000 – 31 December 2009).

Commitment Charge Policy

ADB levied a commitment charge of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2011. Commitment charge waived during the period totaled $4,198,000 ($4,915,000 – 2009). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

continued

For nonsovereign loans, ADB charges a commitment charge of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 – 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to 30 June 2011. Lending spread waiver reduced the loan income by $48,329,000 for the nine months ended 30 September 2010 ($46,516,000 – 2009).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 40 basis points over the base lending rate.

Overdue Amounts

Two nonsovereign loans were in non-accrual status as of 30 September 2010 (three – 31 December 2009) with principal amount outstanding of $33,031,000 ($38,408,000 – 31 December 2009), $21,825,000 ($18,988,000 – 31 December 2009) of which was overdue.

Allowance for Loan Losses

The changes in the allowance for loan losses during the first three quarters of 2010 and 2009 are as follows:

	2010			2009		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance, 1 January	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the period	–	39,666,000	39,666,000	–	87,369,000	87,369,000
Provision written back/off	(154,000)	(96,843,000)	(96,997,000)	(369,000)	(160,000)	(529,000)
Translation adjustment	–	416,000	416,000	–	(8,000)	(8,000)
Balance, 30 September	$ 2,569,000	$ 43,758,000	$ 46,327,000	$ 3,987,000	$ 92,019,000	$ 96,006,000

Loan Restructuring

During the period, two nonsovereign loans totaling $89,208,000, including accrued interest, were restructured and one nonsovereign loan amounting to $1,674,000 was sold. On these transactions, ADB received $5,182,000 in cash, $39,190,000 in various debt instruments and $8,293,000 in preferred and common shares. These debt instruments are considered as "available for sale" and are reported as part of "Other Assets."

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk

continued

guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangement that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 30 September 2010, total loan arising from guarantee call was $184,000 ($190,000 – 31 December 2009) with corresponding 100% provision for losses. None of the outstanding amounts as of 30 September 2010 and 31 December 2009 were subject to call.

The committed and outstanding amounts of guarantee obligations as of 30 September 2010 and 31 December 2009 covered:

	30 September 2010		31 December 2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with sovereign counterguarantee	$ 1,222,136,000	$ 1,153,217,000	$ 1,137,599,000	$ 1,055,097,000
with nonsovereign counterguarantee	99,332,000	95,434,000	155,209,000	99,817,000
without counterguarantee	731,404,000	336,294,000	487,551,000	296,115,000
	2,052,872,000	1,584,945,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with sovereign counterguarantee	143,426,000	116,015,000	143,539,000	120,607,000
without counterguarantee	36,568,000	20,192,000	46,715,000	26,255,000
	179,994,000	136,207,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$ 2,233,816,000	$ 1,722,102,000	$ 1,971,563,000	$ 1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been utilized as of the end of a reporting period, exclusive of the stand-by portion.

As of 30 September 2010, a total liability of $15,766,000 ($38,710,000 – 31 December 2009) relating to stand-by ready obligation for three partial credit risk guarantees (four – 31 December 2009) and three political risk guarantees (three – 31 December 2009) issued after 31 December 2002 has been included in "Miscellaneous liabilities" on the balance sheet.

For a partial credit guarantee with nonsovereign counterguarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held in a pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market of the shares held in custody will cover the guaranteed amount at all times.

continued

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 "Derivatives and Hedging" for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of ASC 815 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate, currency, and FX swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 30 September 2010 and 31 December 2009 are summarized below:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	
		30 September 2010	31 December 2009		30 September 2010	31 December 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20 "Hedging—General"						
Futures	Investments - Other securities					
Futures		$ (6,485,000)	$ (1,105,000)			
Futures - offset		6,485,000	1,105,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,107,436,000	21,333,525,000		$ 22,621,247,000	$ 20,553,527,000
Interest rate swaps		4,209,423,000	3,583,739,000		2,614,451,000	2,949,816,000
FX forward		29,987,000	–		30,178,000	–
Total		29,346,846,000	24,917,264,000		25,265,876,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		779,746,000	539,530,000		935,177,000	666,997,000
Interest rate swaps		85,102,000	121,735,000		143,854,000	159,256,000
FX swaps		1,486,228,000	–		1,547,071,000	–
Total		2,351,076,000	661,265,000		2,626,102,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		264,268,000	265,357,000		271,691,000	263,000,000
Interest rate swaps		79,776,000	118,232,000		193,129,000	204,907,000
Total		344,044,000	383,589,000		464,820,000	467,907,000
Total derivatives not designated as hedging instruments under ASC Subtopic 815-20		$ 32,041,966,000	$ 25,962,118,000		$ 28,356,798,000	$ 24,797,503,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in income on Derivatives	
		30 September 2010	30 September 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Futures			
Futures	Net Realized Gains (Losses) from Investments	$ (348,000)	$ (205,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	484,668,000	(545,933,000)
	Borrowings and related expenses	940,565,000	610,786,000
Interest rate swaps	Net Unrealized Gains (Losses)	906,163,000	(383,390,000)
	Borrowings and related expenses	449,345,000	201,822,000
FX forward	Net Unrealized Gains (Losses)	33,000	15,000
	Borrowings and related expenses	9,000	618,000
		2,780,783,000	(116,082,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	10,928,000	(13,429,000)
	Revenue from Investments	(5,182,000)	1,037,000
Interest rate swaps	Net Unrealized Gains (Losses)	(22,228,000)	13,291,000
	Net Realized Gains (Losses) from Investments	54,000	–
	Revenue from Investments	(4,356,000)	(4,128,000)
FX forward	Net Unrealized Gains (Losses)	–	262,000
	Revenue from Investments	–	2,849,000
FX swaps	Net Unrealized Gains (Losses)	1,312,000	–
	Revenue from Investments	5,277,000	–
		(14,195,000)	(118,000)
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	1,798,000	(5,763,000)
	Revenue from Loans	(11,921,000)	(8,737,000)
Interest rate swaps	Net Unrealized Gains (Losses)	(21,690,000)	31,716,000
	Revenue from Loans	(37,114,000)	(25,286,000)
		(68,927,000)	(8,070,000)
Total		$ 2,697,313,000	$ (124,475,000)

continued

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to the liability position for each transaction with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2010 is $567,995,000 ($645,001,000 – 31 December 2009). The aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement are in a positive MTM or asset position as of 30 September 2010 (liability position - CNY21,390,000 or its US dollar equivalent of $3,134,000 – 31 December 2009). Unsettled derivatives as of 30 September 2010 amounted to $22,606,000 and $25,033,000 for swaps receivable and payable respectively.

NOTE H—EQUITY INVESTMENTS

Equity investments in which ADB has significant influence in investees aggregating to $254,914,000 ($226,992,000 – 31 December 2009) are accounted under equity method. This includes equity investments in certain limited partnership and certain limited liability corporations.

Investments in equity securities with readily determinable market price are considered as "Available for Sale" and reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost less other than temporary impairment.

As of 30 September 2010, there were seven (six – 31 December 2009) equity investments which were reported at fair value totaling $503,260,000 ($461,552,000 – 31 December 2009). One equity investment as of 30 September 2010 sustained unrealized losses of $482,000 (nil – 31 December 2009).

Accumulated net unrealized gains on equity investments reported at market value including equity investments accounted under the equity method with share in unrealized gains or losses reported under other comprehensive income of investee's financial statement were $389,018,000 at 30 September 2010 ($332,044,000 – 31 December 2009).

Approved equity investment facility that has not been disbursed was $542,188,000 at 30 September 2010 ($433,365,000 – 31 December 2009).

continued

NOTE I—OTHER ASSETS AND LIABILITIES – MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2010	31 December 2009
Amounts receivable from:		
Asian Development Fund (Note L)	$ 53,968,000	$ 43,142,000
Technical Assistance Special Fund	289,000	231,000
Japan Special Fund	100,000	115,000
Asian Development Bank Institute Special Fund	326,000	198,000
Asian Tsunami Fund	246,000	590,000
Pakistan Earthquake Fund	10,000	45,000
Regional Cooperation and Integration Fund	47,000	40,000
Climate Change Fund	34,000	95,000
Asia Pacific Disaster Response Fund	20,000	–
Staff Retirement Plan	2,677,000	–
Agency Trust Funds—net	1,287,000	1,893,000
Total	$ 59,004,000	$ 46,350,000
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

Note: The totals may not sum precisely due to rounding.

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at fair value. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of ASC 815-15 "Embedded Derivatives" on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under ASC 815. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under ASC 815. Consequent to the adoption of ASC 820 and ASC 825 on 1 January 2008, ADB reports all borrowings that have associated derivative instruments at FV, which are further adjusted for the credit risk (as a credit spread) by currency. Changes in FV are reported in net income.

NOTE K—CAPITAL AND RESERVES

In 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010 (or such later date as the Board of Directors may determine).

continued

The authorized capital stock of ADB as of 30 September 2010 consists of 10,638,933 shares (10,638,933 – 31 December 2009), of which 7,395,895 shares (3,889,343 – 31 December 2009) have been subscribed. Of the subscribed shares, 6,992,487 shares (3,626,198 – 31 December 2009) are "callable," and 403,408 shares (263,145 – 31 December 2009) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of 30 September 2010, 25 (4 – 31 December 2009) members had subscribed to the additional 3,506,552 (343,032 – 31 December 2009) shares, of which 140,263 (13,721 – 31 December 2009) shares are paid-in and 3,366,289 (329,311 – 31 December 2009) shares are callable.

Following the Board of Governors approval in May 2010, of the net loss of OCR for 2009 of $36,725,000, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve respectively and was allocated to Ordinary Reserve ($230,882,000), Surplus ($247,162,000), ADF ($120,000,000), TASF ($40,000,000), CCF ($10,000,000), and RCIF ($10,000,000).

As of 30 September 2010, the value of the SDR in terms of the United States dollar was $1.55227 ($1.56199 – 31 December 2009) giving a value for each share of ADB's capital equivalent to $15,522.70 ($15,619.90 – 31 December 2009).

NOTE L—INCOME AND EXPENSES

The average yield on the loan portfolio for the nine months ended 30 September 2010 was 1.54% (2.85% – 2009) excluding premium received on prepayment and other loan income., while the weighted average cost of borrowings outstanding after swaps was 1.71% (3.68% – 2009).

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.20% (2.96% – 2009) excluding unrealized gains and losses on investments, and 3.08% (3.34% – 2009) including unrealized gains and losses on investments. Interest income from various securities received from troubled debt restructuring amounted to $451,000 (nil – 2009). This was reported under Revenue from other sources-net.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2010 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2010 of $349,078,000 ($292,530,000 – 2009), $159,509,000 ($129,323,000 – 2009) was accordingly charged to the ADF. The balance of administrative expenses after allocation was increased by the deferred direct loan origination costs of $29,104,000 ($36,576,000 – 2009) mainly due to the adjustments to the loan origination costs from 50 basis points to 30 basis points to loans made effective from 2006-2008.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period charged to OCR current income as "Technical assistance to member countries." Accordingly, $195,000 was written back representing net cancellations of undisbursed amounts of completed TA projects which were committed in prior period (one TA amounting to $81,000 was reopened – 2009).

ADB

Asian Development Bank

Our Ref: TR/150.01/KF-015
Your Ref: SEC File No. 83-2
17 December 2010

VIA COURIER
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N. W.
Washington D.C. 20549

SEC
Mail Processing
Section

DEC 2 3 2010

Washington, DC
122

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 14 October 2010 submitting our report for the quarter ending 30 September 2010 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Quarterly Financial Statements for the quarter ended 30 September 2010 which were approved by the Bank's Board of Directors on 17 December 2010.

Sincerely,



KAZUKI FUKUNAGA
Assistant Treasurer
Funding Division

Encl.: a/s

cc: Mr. John C. Byam
Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, N.W.
Washington D.C. 20006

Mr. Jeremy Hovland
General Counsel

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

continued

During the nine months ended 30 September 2010, provision for losses totaling $39,666,000 ($121,622,000 – 2009) was recognized for loans mainly due to the revision of methodology for estimating the nonsovereign loan portfolio impairment. These were offset by a write back of $80,526,000 ($4,425,000 – 2009) following (i) restructuring of two nonsovereign loans; (ii) the settlement of a guaranteed obligation; (iii) collections of overdue loan service payments from one sovereign and one nonsovereign loan; and (iv) receipt of proceeds from the sale of one nonsovereign loan.

Other expenses of $2,520,000 ($4,183,000 – 2009) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains for the nine months ended 30 September 2010 include net favorable ASC 815 and ASC 825 adjustments totaling $29,488,000 (net unfavorable of $565,883,000 – 2009) and net unfavorable translation adjustments of $5,118,000 ($2,254,000 – 2009) associated with holdings in non-functional currencies.

ASC 815 and ASC 825 adjustments were composed of:

	30 September 2010	30 September 2009
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps	$ 94,812,000	$ (201,997,000)
Non-hybrid financial instruments and related swaps	(35,527,000)	(390,371,000)
Investments related swaps	(9,988,000)	124,000
Loans related swaps	(19,892,000)	25,953,000
Amortization of the ASC 815 transition adjustments	83,000	408,000
Total	$ 29,488,000	$ (565,883,000)

NOTE M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted ASC 820 and ASC 825. ASC 820 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. ASC 825 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings.

continued

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 30 September 2010 and 31 December 2009 are summarized below:

	30 September 2010		31 December 2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 158,239,000	158,239,000	$ 129,843,000	$ 129,843,000
Investments (Note C)	18,429,284,000	18,429,284,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	940,302,000	940,302,000	551,386,000	551,386,000
Securities purchased under resale arrangement	470,489,000	470,489,000	335,240,000	335,240,000
Loans outstanding (Note E)	44,268,039,000	46,144,385,000	41,713,048,000	43,235,456,000
Equity investments (Note H)	958,972,000	958,972,000	884,440,000	884,440,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	307,232,000	307,232,000	142,181,000	142,181,000
Receivable from swaps - borrowings (Note G)	29,346,846,000	29,346,846,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note G)	2,695,120,000	2,695,120,000	1,044,854,000	1,044,854,000
Swap related collateral	1,966,950,000	1,966,950,000	735,050,000	735,050,000
Securities from restructuring arrangement (Note E)	38,857,000	38,857,000	–	–
Future guarantee receivable	15,766,000	15,766,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	51,571,412,000	52,653,759,000	42,498,198,000	43,121,355,000
Other liabilities				
Payable for swaps - borrowings (Note G)	25,265,876,000	25,265,876,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note G)	3,090,922,000	3,090,922,000	1,294,160,000	1,294,160,000
Payable for swap related collateral	1,966,950,000	1,966,950,000	735,050,000	735,050,000
Guarantee liability	15,766,000	15,766,000	38,710,000	38,710,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	30 September 2010		31 December 2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,232,908,000	$ 894,302,000	$ 1,139,356,000	$ 809,857,000

Fair Value Option

In adopting ASC 825, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815. ADB also incorporated the credit spread by currency in the valuation of its borrowings.

continued

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 14,757,176,000	$ 12,747,146,000	$ 2,010,030,000	$ –
Time deposits and other obligations of banks	1,607,529,000	–	1,607,529,000	–
Corporate obligations	1,137,355,000	332,484,000	804,871,000	–
Asset-backed/mortgage-backed securities	927,224,000	–	927,224,000	–
Securities transferred under repurchase agreement	940,302,000	940,302,000	–	–
Securities purchased under resale arrangement	470,489,000	–	470,489,000	–
Borrowings related swaps	29,316,859,000	–	20,845,589,000	8,471,270,000
FX forward	29,987,000	–	29,987,000	–
Investments related swaps	2,351,076,000	–	2,351,076,000	–
Loans related swaps	344,044,000	–	314,402,000	29,642,000
Equity investments	503,260,000	502,985,000	–	275,000
Securities from restructuring arrangement	38,857,000	9,302,000	23,532,000	6,023,000
Total assets at fair value	**$ 52,424,158,000**	**$ 14,532,219,000**	**$ 29,384,729,000**	**$ 8,507,210,000**
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,603,280,000	$ –	$ 2,603,280,000	$ –
Non-hybrid financial instruments	44,578,814,000	–	35,804,066,000	8,774,748,000
Borrowings related swaps	25,235,699,000	–	25,175,642,000	60,057,000
FX forward	30,178,000	–	30,178,000	–
Investments related swaps	2,626,102,000	–	2,626,102,000	–
Loans related swaps	464,820,000	–	154,934,000	309,886,000
Total liabilities at fair value	**$ 75,538,893,000**	**$ –**	**$ 66,394,202,000**	**$ 9,144,691,000**

continued

	31 December 2009	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ –
Time deposits and other obligations of banks	1,991,982,000	–	1,991,982,000	–
Corporate obligations	971,552,000	476,951,000	494,601,000	–
Asset-backed/mortgage-backed securities	851,450,000	–	851,450,000	–
Securities transferred under repurchase agreement	551,386,000	551,386,000	–	–
Securities purchased under resale arrangement	335,240,000	–	335,240,000	–
Borrowings related swaps	24,917,264,000	–	17,610,947,000	7,306,317,000
FX forward	–	–	–	–
Investments related swaps	661,265,000	–	661,265,000	–
Loans related swaps	383,589,000	–	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	–	–
Securities from restructuring arrangement	–	–	–	–
Total assets at fair value	$ 41,433,875,000	$ 11,151,172,000	$ 22,948,113,000	$ 7,334,590,000
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,634,794,000	$ –	$ 2,478,202,000	$ 156,592,000
Non-hybrid financial instruments	35,678,408,000	–	28,431,322,000	7,247,086,000
Borrowings related swaps	23,503,343,000	–	23,424,313,000	79,030,000
FX forward	–	–	–	–
Investments related swaps	826,253,000	–	826,253,000	–
Loans related swaps	467,907,000	–	171,668,000	296,239,000
Total liabilities at fair value	$ 63,110,705,000	$ –	$ 55,331,758,000	$ 7,778,947,000

Included in government or government guaranteed obligations are securities priced by the Bloomberg Valuation Services (BVAL) amounting to $608,170,000 which was classified as Level 2 in December 2009. Starting March 2010, BVAL pricing was classified as Level 1. While, securities amounting to $11,458,000 priced by Euroclear in December 2009 and BVAL in September 2010 was transferred from Level 2 to Level 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Equity investments	Securities from restructuring arrangement	Borrowings Hybrid financial instruments	Non-hybrid financial instruments
Balance, 1 January 2010	$ –	$ –	$ (156,592,000)	$ (7,247,086,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	1,216,000	(429,988,000)
Included in other comprehensive income	–	–	(4,064,000)	(212,413,000)
Purchases, sales, and paydowns	275,000	6,023,000	–	–
Issuances, redemptions, and maturities	–	–	159,440,000	(885,261,000)
Transfers out of Level 3	–	–	–	–
Balance, 30 September 2010	$ 275,000	$ 6,023,000	$ –	$ (8,774,748,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ 1,223,000	$ (66,259,000)

continued

	Swaps receivable		Swaps payable
	Hybrid financial instruments	Non-hybrid financial instruments	Non-hybrid financial instruments
Balance, 1 January 2010	$ 157,400,000	$ 7,148,917,000	$ (79,030,000)
Total gains (losses) - (realized/unrealized)			
Included in earnings	(2,066,000)	241,526,000	20,833,000
Included in other comprehensive income	4,106,000	194,733,000	(1,860,000)
Issuances, redemptions, and maturities	(159,440,000)	886,094,000	–
Balance, 30 September 2010	$ –	$ 8,471,270,000	$ (60,057,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (1,183,000)	$ (109,270,000)	$ 22,505,000

	Loans related swaps	
	Swaps receivable	Swaps payable
Balance, 1 January 2010	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	279,000	(11,340,000)
Included in other comprehensive income	1,090,000	(15,432,000)
Issuances, redemptions, and maturities	–	13,125,000
Balance, 30 September 2010	$ 29,642,000	$ (309,886,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 637,000	$ (14,586,000)

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. During this period, ADB has raised additional borrowings of approximately $374.6 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 39,911		$ 3,022
INVESTMENTS (Notes C and K)		5,593,263		5,477,925
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and K)		187,199		185,395
LOANS OUTSTANDING (Notes E, K, and L) (Net of allowance for HIPC Debt Relief of $79,918 - 30 September 2010; $80,033 - 31 December 2009)		28,731,369		27,879,315
ACCRUED REVENUE		130,828		123,443
DUE FROM CONTRIBUTORS (Note B)		2,649,878		2,294,560
OTHER ASSETS		57,527		58,146
TOTAL		**$ 37,389,975**		**$ 36,021,806**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note G)		$ 58,831		$ 48,470
Advance payments on contributions (Note B)		291,212		137,185
Undisbursed grant commitments (Notes J and K)		1,908,516		1,676,642
Deferred credits (Note B)		1,509		492
Total Liabilities		2,260,068		1,862,789
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and H)	$ 35,082,317		$ 32,740,247	
Unamortized discount (Note B)	(81,733)	35,000,584	(85,798)	32,654,449
Set-aside resources		73,903		74,366
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		983,719		863,892
		36,058,206		33,592,707
Accumulated surplus (ADF-4)		2,850,318		3,295,846
Accumulated other comprehensive income (ADF-4)		(3,778,617)		(2,729,536)
Total Fund Balance		35,129,907		34,159,017
TOTAL		**$ 37,389,975**		**$ 36,021,806**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE		
From loans	$ 214,892	$ 199,662
From investments (Note C)	81,842	106,133
From other sources—net	31	72
TOTAL REVENUE	296,765	305,867
EXPENSES		
Grants (Note J)	490,986	579,430
Administrative expenses (Note I)	159,509	129,323
Amortization of discounts on contributions (Note B)	7,643	5,524
Provision for HIPC Debt Relief (Notes E and L)	(859)	–
Financial expenses	10	11
TOTAL EXPENSES	657,289	714,288
NET REALIZED GAINS		
From loans (Note B)	–	151,389
From investments	–	115
	–	151,504
NET UNREALIZED (LOSSES) GAINS (Note F)	(85,004)	332,291
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	**$ (445,528)**	**$ 75,374**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 191,145	$ 159,360
Interest on investments received	86,993	103,527
Interest received for securities purchased under resale arrangement	133	254
Cash received from other sources	31	72
Administrative expenses paid	(148,852)	(117,915)
Grants disbursed	(263,077)	(183,557)
Financial expenses paid	(11)	(11)
Net Cash Used in Operating Activities	(133,638)	(38,270)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	57,297,177	77,008,331
Purchases of investments	(57,483,236)	(76,903,400)
Net receipts from securities purchased under resale arrangement	8,846	99,369
Net payments for forward contracts	–	(57,996)
Principal collected on loans	641,856	609,528
Loans disbursed	(1,096,519)	(1,371,180)
Net Cash Used in Investing Activities	(631,876)	(615,348)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	681,157	541,853
Cash received from ordinary capital resources	120,000	120,000
Net Cash Provided by Financing Activities	801,157	661,853
Effect of Exchange Rate Changes on Due from Banks	1,246	6,070
Net Increase in Due from Banks	36,889	14,305
Due from Banks at Beginning of Period	3,022	7,974
Due from Banks at End of Period	$ 39,911	$ 22,279

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
Balance at beginning of period		$ 34,159,017		$ 33,479,348
Comprehensive income for the period:				
Net (loss) income for the period (ADF-2)	$ (445,528)		$ 75,374	
Other comprehensive income for the period	(1,049,081)	(1,494,609)	(779,227)	(703,853)
Change in amount available for operational commitments				
from Contributed Resources		2,342,069		2,049,948
from Unamortized Discount for Accelerated Notes				
Encashment (ANE) of ADF IX and ADF X		4,066		(46,890)
Transfer from Ordinary Capital Resources		120,000		120,000
Change in SDR value of Set-Aside Resources		(463)		1,416
Change in value of transfers from TASF		(173)		129
Balance at end of period		**$ 35,129,907**		**$ 34,900,098**

Accumulated Other Comprehensive Income
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**
Balance, 1 January	$ (2,847,594)	$ (2,210,003)	$ 118,058	$ 107,649	$ (2,729,536)	$ (2,102,354)
Other comprehensive income for the period	(1,061,220)	(805,934)	12,139	26,707	(1,049,081)	(779,227)
Balance, 30 September	**$ (3,908,814)**	**$ (3,015,937)**	**$ 130,197**	**$ 134,356**	**$ (3,778,617)**	**$ (2,881,581)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The resources of ADF have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009. The new replenishment provides a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the new fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 30 September 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contributions amounting to SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2010, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There was no loan conversion for the nine months ended 30 September 2010.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as

continued

these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, F, and K provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note K provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with ADF's 31 March 2011 special purpose financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note M provides the required disclosures in compliance with this update.

In March 2010, the FASB issued ASU 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under Subtopic 815-15. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. This update did not have a material impact on ADF's 30 September 2010 special purpose financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. ADB is currently assessing the impact of this update on ADF's special purpose financial statements.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment.

continued

Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX and ADF X, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years and 9 years for ADF IX and ADF X, respectively.

Due from Contributors

Included in "Due from Contributors" are notes of contributors and contributions receivable. Notes of contributors are non-negotiable, non-interest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2010 and 31 December 2009 are as follows:

	30 September 2010	31 December 2009
Due in one year or less	$ 3,135,440,000	$ 2,765,978,000
Due after one year through five years	2,443,023,000	2,657,986,000
Due after five years through ten years	14,800,000	53,961,000
Total	$ 5,593,263,000	$ 5,477,925,000

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 1.91% (2.29% – 2009). If unrealized gains and losses were included, the annualized rate of return would have been 2.13% (2.71% – 2009).

continued

As of 30 September 2010, gross unrealized losses resulting from market movements amounted to $701,000 ($56,000 – 31 December 2009) for government or government-guaranteed obligations. Comparative details as of 30 September 2010 and 31 December 2009 are as follows:

As of 30 September 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 896,604,000	$ 701,000	$ –	$ –	$ 896,604,000	$ 701,000

As of 31 December 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 293,973,000	$ 56,000	$ –	$ –	$ 293,973,000	$ 56,000

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

NOTE E—LOANS

As of 30 September 2010 and 31 December 2009, outstanding loans to borrowers are as follows:

Borrower/Guarantor	30 September 2010	31 December 2009
Pakistan	$ 7,044,137,000	$ 6,619,002,000
Bangladesh	5,927,383,000	5,944,165,000
Viet Nam	3,256,336,000	3,051,234,000
Sri Lanka	2,692,443,000	2,699,855,000
Nepal	1,573,117,000	1,594,779,000
Others (individually less than 5% of total loans)	8,317,871,000	8,050,313,000
Total Outstanding Loans	28,811,287,000	27,959,348,000
Allowance for HIPC Debt Relief	(79,918,000)	(80,033,000)
Net Outstanding Loans	$ 28,731,369,000	$ 27,879,315,000

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2010 was $602,745,000 ($560,183,000 – 31 December 2009) of which $338,099,000 ($292,050,000 – 31 December 2009) was overdue.

continued

A total of $2,432,000 was written-off from the Allowance for HIPC Debt Relief relating to the Afghanistan debt relief as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC Debt Relief as of 30 September 2010 to $79,918,000 ($80,033,000 – 31 December 2009).

The undisbursed balance of approved loans, including approved but not yet effective loans as of 30 September 2010 was $6,305,516,000 ($6,334,015,000 – 31 December 2009).

NOTE F—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives	
	Location of Gain (Loss) recognized in Income on Derivatives	30 September 2010	30 September 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Investment related swaps			
FX forward	Net Unrealized Losses	$ –	$ (692,000)
	Revenue from Investments	–	740,000
Total		$ –	$ 48,000

NOTE G—RELATED PARTY TRANSACTIONS

Included in "Payable to related funds" is the net amount of $53,968,000 payable to Ordinary Capital Resources (OCR) ($43,142,000 – 31 December 2009), and $4,863,000 ($4,349,000 – 31 December 2009) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from four donors under ADF X that were allocated to the fourth regularized replenishment of TASF.

continued

NOTE H—CONTRIBUTED RESOURCES

As of 30 September 2010, contributions from 27 donor countries totaling $3,640,660,000 were committed for ADF X. Of these, $1,662,311,000 including amortized discount of $2,318,000, were received and made available for operational commitments. These were recorded in "Contributed resources."

In May 2010, the Board of Governors approved the transfer of $120,000,000 from OCR's 2009 allocable net income to ADF.

In August 2010, the Board of Governors approved the reduction of Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2,000,000 to $370,000. The reduction consisted of unpaid balances from unencashed promissory notes of $1,130,000 and unpaid receivable of $500,000.

NOTE I—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 18 grants totaling $397,000,000 (13 grants totaling $499,100,000 – 2009) were approved and 16 grants totaling $490,986,000 (22 grants totaling $579,430,000 – 2009) became effective, net of $2,624,000 write back of undisbursed commitments for completed grant projects. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE K—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ADF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 3,687,611,000	$ 3,687,611,000	$ –	$ –
Time deposits	1,905,139,000	–	1,905,139,000	–
Corporate bonds	513,000	–	513,000	–
Securities purchased under resale arrangement	187,199,000	–	187,199,000	–
Total assets at fair value	**$ 5,780,462,000**	**$ 3,687,611,000**	**$ 2,092,851,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 3,728,364,000	$ 3,315,132,000	$ 413,232,000	$ –
Time deposits	1,749,561,000	–	1,749,561,000	–
Securities purchased under resale arrangement	185,395,000	–	185,395,000	–
Total assets at fair value	**$ 5,663,320,000**	**$ 3,315,132,000**	**$ 2,348,188,000**	**$ –**

Included in government or government guaranteed obligations are securities amounting to $220,213,000 priced by Euroclear in June 2010 and Bloomberg Valuation Services (BVAL) in September 2010. The securities were transferred from Level 2 to Level 1.

See Notes C, D, E, and J for discussions relating to investments, securities purchased under resale arrangement, loans, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 30 September 2010, Afghanistan is the only borrower that has requested and qualified for HIPC debt relief (See Note E).

continued

NOTE M—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Special Purpose Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,014	$ 2,327
INVESTMENTS (Notes C and H)	351,837	320,069
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and H)	18,516	8,005
ACCRUED REVENUE	64	27
DUE FROM CONTRIBUTORS (Note G)	178,535	236,091
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	15,414	15,869
TOTAL	**$ 567,380**	**$ 582,388**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 320	$ 835
UNDISBURSED COMMITMENTS (Note F)	263,839	258,845
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	303,221	322,708
TOTAL	**$ 567,380**	**$ 582,388**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 40,952	$ 311,227
REVENUE		
From investments (Note C)	1,710	2,029
From other sources	7	6
Total	42,669	313,262
EXPENSES		
Technical assistance—net (Note F)	74,583	65,640
Financial expenses	14	13
Total	74,597	65,653
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(31,928)	247,609
EXCHANGE GAINS	12,441	25,513
(DECREASE) INCREASE IN NET ASSETS	(19,487)	273,122
NET ASSETS AT BEGINNING OF PERIOD	322,708	102,707
NET ASSETS AT END OF PERIOD	**$ 303,221**	**$ 375,829**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 107,004	$ 96,749
Interest on investments received	1,676	1,821
Net cash (paid for) received from other activities	(21)	21
Technical assistance disbursed	(69,110)	(58,331)
Financial expenses paid	(14)	(13)
Net Cash Provided by Operating Activities	39,535	40,247
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	6,047,093	7,677,656
Purchases of investments	(6,076,615)	(7,689,608)
Net payments for securities purchased under resale arrangement	(9,486)	(26,206)
Net Cash Used in Investing Activities	(39,008)	(38,158)
Effect of Exchange Rate Changes on Due from Banks	160	(178)
Net Increase in Due from Banks	687	1,911
Due from Banks at Beginning of Period	2,327	1,692
Due from Banks at End of Period	$ 3,014	$ 3,603

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 30 September 2010, ADB received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contribution amounting to about SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and H provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of

continued

updates for Levels 1 and 2 did not have a material impact on TASF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with TASF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note I provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.69% (0.91% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for the transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—RELATED PARTY TRANSACTIONS

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2010	31 December 2009
Receivable from:		
Asian Development Fund	$ 4,863,000	$ 4,349,000
Japan Special Fund	302,000	–
Regional Cooperation and Integration Fund	51,000	–
Agency Trust Funds—net	168,000	177,000
Total	$ 5,384,000	$ 4,526,000
Payable to:		
Ordinary capital resources	$ 289,000	$ 231,000
Japan Special Fund	–	1,000
Regional Cooperation and Integration Fund	–	47,000
Total	$ 289,000	$ 279,000

The receivable from ADF represents the fourth regularized replenishment of TASF out of the ADF X contribution.

continued

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2010, a net amount of $8,431,000 ($10,255,000 – 2009) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF X and the fourth regularized replenishment of TASF, contribution commitments from 27 donors totaling $288,470,000 were allocated to TASF. Of this amount, $170,081,000[1] was recorded as "DUE FROM CONTRIBUTORS" which are payable throughout the replenishment period of 2009–2012.

Total contributions for the nine months ended 30 September 2010 comprise the fourth regularized replenishment of TASF amounting to $445,000, direct and voluntary contribution of India and Pakistan amounting to Rs20,000,000 ($437,000 equivalent) and $70,000, respectively, and allocation of $40,000,000 from OCR's 2009 allocable net income. In addition, the fund received $64,710,000 from 26 donors as part of the fourth regularized replenishment of TASF.

NOTE H—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 351,837,000	$ –	$ 351,837,000	$ –
Securities purchased under resale arrangement	18,516,000	–	18,516,000	–
Total assets at fair value	**$ 370,353,000**	**$ –**	**$ 370,353,000**	**$ –**

[1] US dollar equivalent at 30 September 2010 exchange rates.

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 320,069,000	$ –	$ 320,069,000	$ –
Securities purchased under resale arrangement	8,005,000	–	8,005,000	–
Total assets at fair value	**$ 328,074,000**	**$ –**	**$ 328,074,000**	**$ –**

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 570	$ 3,165	$ 3,735	$ 77	$ 315	$ 392
INVESTMENTS (Notes C and G)	36,061	127,280	163,341	36,492	158,488	194,980
ACCRUED REVENUE	0	11	11	1	9	10
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)[1]	–	3,446	3,446	–	3,321	3,314
TOTAL[1]	**$ 36,631**	**$ 133,902**	**$ 170,533**	**$ 36,570**	**$ 162,133**	**$ 198,696**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)[1]	$ –	$ 418	$ 418	$ 7	$ 211	$ 211
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	–	81,956	81,956	–	94,081	94,081
TOTAL LIABILITIES[1]	–	82,374	82,374	7	94,292	94,292
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	–	51,528	51,528	–	67,841	67,841
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	51,528	79,727	28,199	67,841	96,040
Net Accumulated Investment Income						
Temporarily restricted	8,432	–	8,432	8,364	–	8,364
	36,631	51,528	88,159	36,563	67,841	104,404
TOTAL[1]	**$ 36,631**	**$ 133,902**	**$ 170,533**	**$ 36,570**	**$ 162,133**	**$ 198,696**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).
[1] Totals may not add up due to elimination of interfund account ($7,000 - 31 December 2009).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 291	$ 291	$ –	$ 1,243	$ 1,243
REVENUE FROM OTHER SOURCES	0	13	13	–	(143)	(143)
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	–	–	–	(223)	–	(223)
Total	0	304	304	(223)	1,100	877
EXPENSES						
Technical assistance—net (Note E)	–	16,169	16,169	(223)	25,251	25,028
Administrative expenses	–	446	446	–	1,019	1,019
Financial expenses	–	0	0	–	0	0
Total	–	16,615	16,615	(223)	26,270	26,047
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	0	(16,311)	(16,311)	–	(25,170)	(25,170)
EXCHANGE LOSSES	–	(2)	(2)	–	(20)	(20)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	0	(16,313)	(16,313)	–	(25,190)	(25,190)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	68	–	68	144	–	144
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	–	–	–	223	–	223
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	68	–	68	367	–	367
INCREASE (DECREASE) IN NET ASSETS	68	(16,313)	(16,245)	367	(25,190)	(24,823)
NET ASSETS AT BEGINNING OF PERIOD	36,563	67,841	104,404	36,186	105,930	142,116
NET ASSETS AT END OF PERIOD	**$ 36,631**	**$ 51,528**	**$ 88,159**	**$ 36,553**	**$ 80,740**	**$ 117,293**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 69	$ 289	$ 358	$ 221	$ 1,383	$ 1,604
Technical assistance disbursed	(7)	(28,043)	(28,050)	(42)	(29,921)	(29,963)
Administrative and financial expenses paid	–	(614)	(614)	–	(1,102)	(1,102)
Net cash received from other sources	0	10	10	0	15	15
Net Cash Provided by (Used in) Operating Activities	62	(28,358)	(28,296)	179	(29,625)	(29,446)
CASH FLOWS FROM INVESTING ACTIVITES						
Maturities of investments	1,369,376	2,952,092	4,321,468	849,076	4,423,764	5,272,840
Purchases of investments	(1,368,945)	(2,920,884)	(4,289,829)	(848,902)	(4,391,748)	(5,240,650)
Net Cash Provided by Investing Activities	431	31,208	31,639	174	32,016	32,190
Effect of Exchange Rate Changes on Due from Banks	–	0	0	–	0	0
Net Increase in Due from Banks	493	2,850	3,343	353	2,391	2,744
Due from Banks at Beginning of Period	77	315	392	224	489	713
Due from Banks at End of Period	$ 570	$ 3,165	$ 3,735	$ 577	$ 2,880	$ 3,457

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on JSF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with JSF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

The annualized rates of return on the average investments held under ACCSF and JSF during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, were 0.25% and 0.27%, respectively (0.66% and 0.91%, respectively – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

		30 September 2010	31 December 2009
Amounts Receivable by:			
JSF from:	ACCSF	$ –	$ 7,000
	TASF	–	1,000
	Agency Trust Funds—net	16,000	–
	Total	$ 16,000	$ 8,000
Amounts Payable by:			
JSF to:	OCR	$ 100,000	$ 115,000
	TASF	302,000	–
	Agency Trust Funds—net	–	1,000
	Total	$ 402,000	$ 116,000
ACCSF to:	JSF	$ –	$ 7,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2010, an amount of $7,160,000 ($3,812,000 – 2009) was thus written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2010, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2009).

continued

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 163,341,000	$ –	$ 163,341,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 194,980,000	$ –	$ 194,980,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 990	$ 453
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and E)	8,123	2,055
PROPERTY, FURNITURE, AND EQUIPMENT	127	177
DUE FROM CONTRIBUTORS	–	8,038
OTHER ASSETS	2,707	2,460
TOTAL	**$ 11,947**	**$ 13,183**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 6,191	$ 5,921
UNCOMMITTED BALANCES (ADBISF-2) Unrestricted net assets	5,756	7,262
TOTAL	**$ 11,947**	**$ 13,183**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note F)		$ 8,368		$ –
REVENUE				
From rental (Note G)		375		355
From investments (Note C)		3		7
From other sources—net		1		2
Total		8,747		364
EXPENSES				
Administrative expenses	$ 7,940		$ 7,817	
Program expenses	3,192	11,132	3,520	11,337
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(2,385)		(10,973)
EXCHANGE GAINS (LOSSES)—NET		250		(255)
TRANSLATION ADJUSTMENTS		629		(337)
DECREASE IN UNRESTRICTED NET ASSETS		(1,506)		(11,565)
NET ASSETS AT BEGINNING OF PERIOD		7,262		15,723
NET ASSETS AT END OF PERIOD		**$ 5,756**		**$ 4,158**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 16,323	$ 7,871
Interest on investments received	3	7
Expenses paid	(11,046)	(11,278)
Others—net	626	(102)
Net Cash Provided by (Used in) Operating Activities	5,906	(3,298)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (payments for) receipts from securities purchased under resale arrangement	(5,242)	3,123
Effect of Exchange Rate Changes on Due from Banks	(127)	56
Net Increase (Decrease) in Due from Banks	537	(119)
Due from Banks at Beginning of Period	453	304
Due from Banks at End of Period	$ 990	$ 185

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, contributions from Japan and Australia have been received. Australia became the second donor of the Institute, making its first contribution in June 2010. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and E provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ADBISF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with ADBISF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of

continued

subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

All investment securities held by the Institute are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.06% (0.08% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 8,123,000	$ –	$ 8,123,000	$ –

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 2,055,000	$ –	$ 2,055,000	$ –

See Notes C and D for discussions relating to investments and securities purchased under resale arrangement. In all other cases, the carrying amounts of ADBISF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE F—CONTRIBUTIONS

In June 2010, the Governments of Australia and Japan committed its 1st and 15th contributions to the Institute, respectively.

NOTE G—REVENUE

Revenue from rental consists of sublease rental income totaling $375,000 ($355,000 – 2009) received according to a space sharing agreement with the Japan Representative Office of ADB.

NOTE H—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADBISF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 10,820	$ 449
INVESTMENTS (Notes C and F)	43,524	97,896
ACCRUED REVENUE	–	2
ADVANCES FOR GRANTS	8,045	23,565
TOTAL	**$ 62,389**	**$ 121,912**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 246	$ 597
UNDISBURSED COMMITMENTS (Note E)	58,682	116,784
UNCOMMITTED BALANCES (ATF-2), represented by:		
Unrestricted net assets	3,461	4,531
TOTAL	**$ 62,389**	**$ 121,912**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 *(Unaudited)*	**2009** *(Unaudited)*
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 126	$ 1,136
From other sources	3	(306)
Total	129	830
EXPENSES		
Administrative expenses (Note D)	1,161	1,556
Financial expenses	1	1
Total	1,162	1,557
REVENUE LESS THAN EXPENSES	(1,033)	(727)
TRANSFER TO ASIA PACIFIC DISASTER RESPONSE FUND	–	(40,000)
NET EXCHANGE LOSSES	(37)	(67)
DECREASE IN NET ASSETS	(1,070)	(40,794)
NET ASSETS AT BEGINNING OF PERIOD	4,531	46,387
NET ASSETS AT END OF PERIOD	**$ 3,461**	**$ 5,593**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 128	$ 2,036
Grants/Technical assistance disbursed	(42,690)	(62,069)
Transfer to Asia Pacific Disaster Response Fund	–	(40,000)
Administrative and financial expenses paid	(1,442)	(2,008)
Net cash received from (paid for) other activities	3	(305)
Net Cash Used in Operating Activities	(44,001)	(102,346)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,047,267	7,836,321
Purchases of investments	(7,992,895)	(7,723,045)
Net Cash Provided by Investing Activities	54,372	113,276
Net Increase in Due from Banks	10,371	10,930
Due from Banks at Beginning of Period	449	383
Due from Banks at End of Period	$ 10,820	$ 11,313

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ATF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with ATF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note G provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.24% (0.78% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the ATF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $246,000 ($590,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no grants which became effective or completed/cancelled during the periods ended 30 September 2010 and 2009.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ATF as of 30 September 2010 and 31 December 2009 were reported based on the following:

	30 September 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 43,524,000	$ –	$ 43,524,000	$ –

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 97,896,000	$ –	$ 97,896,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 8,180	$ 551
INVESTMENTS (Notes C and G)	25,185	49,195
ACCRUED REVENUE	44	59
ADVANCES FOR GRANTS	7,135	3,007
TOTAL	**$ 40,544**	**$ 52,812**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 10	$ 52
UNDISBURSED COMMITMENTS (Note E)	36,931	49,446
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	3,603	3,314
TOTAL	**$ 40,544**	**$ 52,812**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 943	$ 1,780
From other sources	131	70
Total	1,074	1,850
EXPENSES		
Administrative and financial expenses	251	203
REVENUE IN EXCESS OF EXPENSES	823	1,647
NET EXCHANGE LOSSES	(534)	(702)
INCREASE IN NET ASSETS	289	945
NET ASSETS AT BEGINNING OF PERIOD	3,314	2,203
NET ASSETS AT END OF PERIOD	**$ 3,603**	**$ 3,148**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 3,385
Interest on investments received	955	1,843
Net cash received from other sources	131	121
Grants and technical assistance disbursed	(16,644)	(8,943)
Administrative and financial expenses paid	(292)	(200)
Net Cash Used in Operating Activities	(15,850)	(3,794)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	781,119	1,285,122
Acquisition of investments	(757,577)	(1,277,107)
Net Cash Provided by Investing Activities	23,542	8,015
Effect of Exchange Rate Changes on Due from Banks	(63)	(101)
Net Increase in Due from Banks	7,629	4,120
Due from Banks at Beginning of Period	551	823
Due from Banks at End of Period	$ 8,180	$ 4,943

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*." ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on PEF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with PEF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 and 31 December 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 3.83% (4.35% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $10,000 ($45,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no TA or grants which became effective or completed/cancelled during the periods ended 30 September 2010 and 2009.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for-development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway's and Belgium's contributions.

In 2008, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). PEF received in full the remaining contributions due from Australia amounting to A$4,300,000 ($3,233,000 equivalent) in 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market

continued

corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of PEF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 25,185,000	$ –	$ 25,185,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 49,195,000	$ –	$ 49,195,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of PEF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,582	$ 270
INVESTMENTS (Notes C and G)	38,451	34,856
ACCRUED REVENUE	12	11
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	1,727	610
TOTAL	**$ 41,772**	**$ 35,747**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 98	$ 62
UNDISBURSED COMMITMENTS (Note E)	28,166	23,148
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	13,508	12,537
TOTAL	**$ 41,772**	**$ 35,747**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments (Note C)	100	293
From other sources—net	1	(56)
Total	10,101	237
EXPENSES		
Technical assistance (Note E)	8,937	9,300
Administrative expenses	197	216
Total	9,134	9,516
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	967	(9,279)
NET EXCHANGE GAINS	4	5
INCREASE (DECREASE) IN NET ASSETS	971	(9,274)
NET ASSETS AT BEGINNING OF PERIOD	12,537	24,588
NET ASSETS AT END OF PERIOD	**$ 13,508**	**$ 15,314**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	122	565
Technical assistance disbursed	(4,958)	(3,905)
Administrative and financial expenses paid	(235)	(199)
Net cash received from (paid for) other activities	1	(56)
Net Cash Provided by (Used in) Operating Activities	4,930	(3,595)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	341,579	318,452
Purchases of Investments	(345,197)	(314,761)
Net Cash (Used in) Provided by Investing Activities	(3,618)	3,691
Net Increase in Due From Banks	1,312	96
Due from Banks at Beginning of Period	270	1,446
Due from Banks at End of Period	$ 1,582	$ 1,542

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—*INTERIM FINANCIAL INFORMATION*

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note G provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with RCIF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.39% (1.10% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	30 September 2010	31 December 2009
Receivable from:		
Technical Assistance Special Fund	$ –	$ 47,000
Payable to:		
Ordinary capital resources	$ 47,000	$ 40,000
Technical Assistance Special Fund	51,000	–
Agency Trust Funds—net	–	16,000
Total	$ 98,000	$ 56,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were nine TA grants and one supplementary approval totaling $8,950,000 (nine TA grants and one supplementary approval totaling $9,300,000 – 2009) which became effective, and $13,000 undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the RCIF from the 2009 OCR allocable net income.

continued

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of RCIF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 15,007,000	$ 15,007,000	$ –	$ –
Time deposits	23,444,000	–	23,444,000	–
Total assets at fair value	**$ 38,451,000**	**$ 15,007,000**	**$ 23,444,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 15,030,000	$ –	$ 15,030,000	$ –
Time deposits	19,826,000	–	19,826,000	–
Total assets at fair value	**$ 34,856,000**	**$ –**	**$ 34,856,000**	**$ –**

Starting 2010, investments under government or government-guaranteed obligations priced by the Bloomberg Valuation Services (BVAL) have been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of RCIF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,659	$ 209
INVESTMENTS (Notes C and G)	44,335	39,232
ACCRUED REVENUE	14	13
ADVANCES FOR GRANTS AND OTHER ASSETS	529	339
TOTAL	**$ 46,537**	**$ 39,793**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D)	$ 33	$ 102
UNDISBURSED COMMITMENTS (Note E)	27,279	12,989
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	19,225	26,702
TOTAL	**$ 46,537**	**$ 39,793**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments (Note C)	116	200
From other sources	0	0
Total	10,116	200
EXPENSES		
Technical assistance (Note E)	17,200	10,830
Administrative expenses	392	179
Total	17,592	11,009
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(7,476)	(10,809)
NET EXCHANGE (LOSSES) GAINS	(1)	4
DECREASE IN NET ASSETS	(7,477)	(10,805)
NET ASSETS AT BEGINNING OF PERIOD	26,702	37,427
NET ASSETS AT END OF PERIOD	**$ 19,225**	**$ 26,622**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	141	273
Technical assistance disbursed	(3,101)	(772)
Administrative and financial expenses paid	(460)	(140)
Cash received from other activities	0	0
Net Cash Provided by (Used in) Operating Activities	6,580	(639)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	532,561	323,837
Purchases of investments	(537,691)	(323,193)
Net Cash (Used in) Provided by Investing Activities	(5,130)	644
Net Increase in Due From Banks	1,450	5
Due from Banks at Beginning of Period	209	1,564
Due from Banks at End of Period	$ 1,659	$ 1,569

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note G provides the required disclosures in compliance to the updates for Levels 1 and 2. The impact of this update relating to Level 3 will be reflected starting with CCF's 31 March 2011 financial statements.

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.
The annualized rate of return on the average investments held during the nine months ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.40% (0.76% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 30 September 2010, $34,000 ($95,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were nine TA/grants and two supplementary approvals totaling to $17,200,000 (13 TA/grants totaling $10,830,000 – 2009) which became effective, and no undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the CCF from the 2009 OCR allocable net income.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of CCF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 18,008,000	$ 18,008,000	$ –	$ –
Time deposits	26,327,000	–	26,327,000	–
Total assets at fair value	**$ 44,335,000**	**$ 18,008,000**	**$ 26,327,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or govt. guaranteed obligations	$ 18,035,000	$ –	$ 18,035,000	$ –
Time deposits	21,197,000	–	21,197,000	–
Total assets at fair value	**$ 39,232,000**	**$ –**	**$ 39,232,000**	**$ –**

Starting 2010, investments under government or government-guaranteed obligations priced by the Bloomberg Valuation Services (BVAL) have been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of CCF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 September 2010.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 10,490	$ 3,501
INVESTMENTS (Notes C and G)	20,115	29,563
ACCRUED REVENUE	1	1
ADVANCES FOR GRANTS	8,500	7,000
TOTAL	**$ 39,106**	**$ 40,065**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 20	$ 13
UNDISBURSED COMMITMENTS (Note F)	8,500	7,000
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	30,586	33,052
TOTAL	**$ 39,106**	**$ 40,065**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ –	$ 40,000
REVENUE		
From investments (Note C)	53	51
From other sources	1	–
Total	54	40,051
EXPENSES		
Technical assistance (Note F)	2,500	–
Administrative expenses	20	–
Financial expenses	0	–
Total	2,520	–
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(2,466)	40,051
NET ASSETS AT BEGINNING OF PERIOD	33,052	–
NET ASSETS AT END OF PERIOD	**$ 30,586**	**$ 40,051**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ --	$ 40,000
Interest on investments received	53	26
Cash received from other sources	1	–
Technical assistance disbursed	(2,500)	–
Administrative and financial expenses paid	(13)	–
Net Cash (Used in) Provided by Operating Activities	(2,459)	40,026
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,345,353	303,834
Purchases of investments	(1,335,905)	(342,360)
Net Cash Provided by (Used in) Investing Activities	9,448	(38,526)
Net Increase in Due From Banks	6,989	1,500
Due from Banks at Beginning of Period	3,501	–
Due from Banks at End of Period	$ 10,490	$ 1,500

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2010 and for the Period 1 April to 30 September 2009 (Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2010 and for the period 1 April to 30 September 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to developing member countries (DMCs) affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance; as well as for any other activities that may be agreed between external contributors and ADB.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on APDRF's 30 September 2010 financial statements. The impact of this update relating to Level 3 will be reflected starting with APDRF's 31 March 2011 financial statements.

continued

In February 2010, the FASB issued ASU 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. To comply with this update, ADB issued a policy providing guidance on accounting for and disclosures of subsequent events applicable to both ADB's interim and annual financial statements. Note H provides the required disclosures in compliance with this update.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 30 September 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the period ended 30 September 2010, based on the portfolio held at the beginning and end of each month, was 0.26% (0.35% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the APDRF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 30 September 2010, $20,000 was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" (nil – 31 December 2009).

NOTE E—CONTRIBUTIONS

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there was one grant amounting to $2,500,000 which became effective (nil – 2009), and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

continued

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of APDRF as of 30 September 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	30 September 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 20,115,000	$ –	$ 20,115,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 29,563,000	$ –	$ 29,563,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of APDRF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 September 2010.